EXHIBIT 99

Selected Corporate Governance and Executive Compensation Information included in the Preliminary Proxy Statement for the Verizon 2014 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on February 26, 2014

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Business Conduct and Ethics

Verizon is committed to operating our business with the highest level of integrity, responsibility and accountability. We have adopted a Code of Conduct that applies to all employees, including the Chief Executive Officer (CEO), the Chief Financial Officer and the Controller. The Code of Conduct describes each employee’s responsibility to conduct business with the highest ethical standards and provides guidance in preventing, reporting and remediating potential compliance violations in key areas. Directors are expected to act in compliance with the spirit of the Code of Conduct, as well as comply with the specific ethical provisions of the Corporate Governance Guidelines. We have posted the Code of Conduct on the Corporate Governance section of our website at www.verizon.com/investor. You can also obtain a copy by writing to the Assistant Corporate Secretary at the address given under “Contacting Verizon.”

The Board is strongly predisposed against waiving any of the business conduct and ethics provisions applicable to Directors or executive officers. In the event of a waiver, we will promptly disclose the Board’s action on our website.

Related Person Transaction Policy

The Board has adopted the Related Person Transaction Policy that is included in the Guidelines, which can be found in Appendix A. The Corporate Governance and Policy Committee reviews transactions involving Verizon and any of our Directors or executive officers or their immediate family members to determine if any of the individual participants has a material interest in the transaction. Based on the facts and circumstances of each case, the Committee may approve, disapprove, ratify or cancel the transaction or recommend another course of action. Any member of the Committee who is involved in a transaction under review cannot participate in the Committee’s decision about that transaction.

From time to time Verizon may have employees who are related to our executive officers or Directors. Francis J. Shammo, Executive Vice President and Chief Financial Officer, has a brother-in-law who is employed by one of the Company’s subsidiaries and earned approximately $358,000 in 2013. W. Robert Mudge, President – Consumer and

Mass Business Markets, has a brother who is employed by one of the Company’s subsidiaries and earned approximately $126,000 in 2013. In each case, the amount of compensation was commensurate with that of other employees in similar positions.

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Independence

Verizon’s Corporate Governance Guidelines require that a substantial majority of the members of the Board be independent Directors. The Guidelines establish standards for evaluating the independence of each Director. A Director is considered independent if the Board finds that the Director is independent under the NYSE’s and Nasdaq’s governance standards and the additional standards included in the Guidelines, which identify the types of relationships that, if material, would impair a Director’s independence. The standards set monetary thresholds at which the Board would consider the relationships to be material. To determine that a Director is independent, the Board must find that a Director does not have any relationship that is likely to impair his or her ability to act independently. The Board makes this determination by evaluating the facts and circumstances for each Director.

The Corporate Governance and Policy Committee conducts an annual review of the independence of members of the Board and its Committees and reports its findings to the full Board. Based on the recommendation of the Corporate Governance and Policy Committee, the Board has determined that the 10 incumbent non-employee Directors who are standing for election are independent: Shellye Archambeau, Richard Carrión, Melanie Healey, M. Frances Keeth, Robert Lane, Donald Nicolaisen, Clarence Otis, Jr., Rodney Slater, Kathryn Tesija and Gregory Wasson. The Board also determined that Sandra Moose, Joseph Neubauer and Hugh Price, who are retiring from the Board in April 2014 and are not standing for re-election, are independent.

In determining the independence of Mr. Carrión, Ms. Healey, Mr. Neubauer, Mr. Otis, Mr. Price, Mr. Slater, Ms. Tesija and Mr. Wasson, the Board considered payments for telecommunications services and solutions that the companies that employ them made to Verizon. In determining Mr. Neubauer’s independence, the Board also considered payments that Verizon made under a competitively bid contract for food and facility management services to the company that employs him. In determining Ms. Tesija’s independence, the Board also considered payments that Verizon made to the company that employs her in connection with sales of Verizon’s products and services in that company’s stores. In determining Mr. Wasson’s independence, the Board also considered payments for workers’ compensation prescription benefits that Verizon made to the company that employs him. In applying the independence standards, the independent Directors have determined that these general business transactions and relationships are not material and do not impair the ability of those Directors to act independently.

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➢	Audit Committee

Members:	Donald Nicolaisen, Chairperson	Clarence Otis, Jr.
	M. Frances Keeth	Gregory Wasson
Sandra Moose

The Board has determined that each member of the Committee is an audit committee financial expert and meets the independence requirements of applicable laws, the NYSE, Nasdaq and the Guidelines.

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SHELLYE L. ARCHAMBEAU

Ms. Archambeau, 51, is Chief Executive Officer of MetricStream, Inc., a leading provider of governance, risk, compliance and quality management solutions to corporations across diverse industries. Under her leadership, the privately-held MetricStream has grown 2,500% over the past ten years, with approximately 1,000 employees worldwide. Prior to joining MetricStream in 2002, Ms. Archambeau was Chief Marketing Officer and Executive Vice President of Sales for Loudcloud, Inc., a leader in Internet infrastructure services, Chief Marketing Officer of NorthPoint Communications and President of Blockbuster Inc.’s e-commerce division. Before joining Blockbuster, she held domestic and international executive positions during a 15-year career at IBM.

Ms. Archambeau brings to the Board, among other skills and qualifications, leadership experience in technology, e-commerce, digital media and communications. An active participant in Silicon Valley’s emerging company community, her in-depth knowledge of the technology sector and extensive background in the application of emerging technologies to address business challenges uniquely position her to advise the Board and senior management on implementing the Company’s growth strategies. Ms. Archambeau’s experience developing and marketing telecommunications and Internet services and solutions gives her insight into areas critical to Verizon’s success.

Ms. Archambeau has served as a Director of Verizon since December 2013. In the past five years, she has served on the board of Arbitron, Inc.

RICHARD L. CARRIÓN

Mr. Carrión, 61, has served for over 18 years as Chairman, President and Chief Executive Officer of both Popular, Inc., a diversified bank holding company, and Banco Popular de Puerto Rico, Popular Inc.’s principal bank subsidiary. Popular, Inc. is the largest financial institution based in Puerto Rico, with consolidated assets of $36 billion, total deposits of $27 billion and 8,059 employees as of December 31, 2012. In addition to his experience guiding these companies, Mr. Carrión has been a class A director of the Federal Reserve Bank of New York since 2008. In that role, he contributes to the formulation of monetary policy, oversight of the bank’s operational risk management and the review and appointment of senior management of the bank.

As a result of his tenure as Chairman, President and Chief Executive Officer of Popular, Inc. and Banco Popular de Puerto Rico, Mr. Carrión brings to the Board a strong operational and strategic background and extensive business, leadership and management experience. In addition, Mr. Carrión’s knowledge of business and consumer services gives him insights into providing services to retail and business customers, activities that make up a significant portion of Verizon’s business. Mr. Carrión’s experience at the Federal Reserve Bank of New York also enables him to advise the Board and senior management on risk management, which is an important area for a large, complex organization like Verizon.

Mr. Carrión has served as a Director of Verizon since 1997 and was a director of NYNEX Corporation from 1995 to 1997. He is Chairperson of the Finance Committee and a member of the Corporate Governance and Policy Committee and the Human Resources Committee.

MELANIE L. HEALEY

Ms. Healey, 52, is Group President – North America and Global Hyper-Market, Super-Market and Mass Channel of The Procter & Gamble Company, a provider of branded consumer packaged goods to customers in over 180 countries around the world. In this role, Ms. Healey is responsible for the overall North America business, which in fiscal 2013 had net sales of $32.8 billion. Since joining Procter & Gamble in 1990, Ms. Healey has held positions of increasing responsibility, including Group President, Global Feminine and Health Care, and President, Global Feminine Care & Adult Care.

Ms. Healey brings to the Board, among other skills and qualifications, an extensive background in consumer goods, marketing and international operations. Her experience in marketing, including more than 15 years outside the United States, uniquely positions Ms. Healey to advise the Board and senior management on critical issues facing Verizon, including corporate strategy with respect to brand management, the consumer experience and global growth. In addition, Ms. Healey’s leadership experience at a complex international organization with a large, diverse workforce gives her a thorough understanding of the operational challenges facing Verizon.

Ms. Healey has served as a Director of Verizon since 2011 and is a member of the Human Resources Committee.

M. FRANCES KEETH

Ms. Keeth, 67, was Executive Vice President of Royal Dutch Shell plc, an energy company, from 2005 to 2006. In this role, Ms. Keeth was accountable for Shell’s global chemicals businesses, which produced $36.3 billion in third party revenue in 2006 and operated in 35 countries. From 2001 to 2006, she was also President and Chief Executive Officer of Shell Chemicals LP, Shell’s U.S. operating company through which it conducted all of its operations in the United States. During her 37-year career, Ms. Keeth held multiple positions of increasing responsibility at Shell, including serving as Executive Vice President, Finance and Business Systems, and Executive Vice President, Customer Fulfillment and Product Business Units. In addition, from 1996 to 1997, Ms. Keeth was controller and principal accounting officer of Mobil Corporation.

Ms. Keeth’s extensive senior leadership experience at Shell, a complex global business organization, positions her well to advise the Board and senior management on a wide range of strategic and financial matters. Ms. Keeth brings to the Board, among other skills and qualifications, valuable business, leadership and operations management experience in a global, capital-intensive business. As a result of this experience, she is able to provide insights into many aspects of our business, including business systems, public accounting and finance. Ms. Keeth also has extensive expertise in international operations and strategic partnerships, which assists the Company in implementing our growth strategies.

Ms. Keeth has served as a Director of Verizon since 2006 and is a member of the Audit Committee, the Human Resources Committee, and the Finance Committee. She is also a director of Arrow Electronics, Inc. (since 2004) and, in the past five years, she has served as a director of Peabody Energy Corporation.

ROBERT W. LANE

Mr. Lane, 64, served as Chairman and Chief Executive Officer of Deere & Company from 2000 to 2009. Deere & Company is an equipment manufacturer that in fiscal 2009 had net sales and revenues of $23.1 billion and approximately 51,300 employees as of October 31, 2009. During his 28 years at Deere, Mr. Lane held positions of increasing responsibility across a wide variety of domestic and overseas units. These positions included serving as President and Chief Operating Officer of the company, President of the Worldwide Agricultural Equipment Division, Chief Financial Officer of the company and President and Chief Operating Officer of Deere Credit, Inc.

Mr. Lane’s tenure as Chairman and Chief Executive Officer of Deere & Company and as a senior executive in several of its business units provides him with valuable business, leadership and management experience, including experience leading a large, complex organization with global operations. This background gives him a global perspective that positions him well to advise the Board and senior management on implementing the Company’s growth strategies. Mr. Lane also brings to the Board an extensive background in manufacturing, marketing, operations and finance.

Mr. Lane has served as a Director of Verizon since 2004 and is a member of the Finance Committee. He is also a director of General Electric Company (since 2005) and Northern Trust Corporation (since 2009) and a member of the supervisory board of BMW AG (since 2009). In the past five years, Mr. Lane has served on the board of Deere & Company as its Chairman.

LOWELL C. MCADAM

Mr. McAdam, 59, is Chairman and Chief Executive Officer of Verizon Communications Inc. Mr. McAdam became Chief Executive Officer on August 1, 2011 and Chairman on January 1, 2012. From October 2010 until becoming Chief Executive Officer, Mr. McAdam served as President and Chief Operating Officer and had responsibility for the operations of the Company’s network-based businesses–Verizon Wireless and Verizon Telecom and Business–as well as Verizon’s shared services operations. Prior to assuming this role, Mr. McAdam held key executive positions at Verizon Wireless from its inception in 2000 and was instrumental in building Verizon Wireless into an industry-leading wireless provider. He was President and Chief Executive Officer of Verizon Wireless from 2007 until 2010, and before that served as the company’s Executive Vice President and Chief Operating Officer. Before the formation of Verizon Wireless, Mr. McAdam held executive positions with PrimeCo Personal Communications, a joint venture owned by Bell Atlantic and Vodafone AirTouch, AirTouch Communications and Pacific Bell.

Mr. McAdam brings to the Board a unique understanding of our strategies and operations through his broad experience in the telecommunications industry and his pivotal role in the development of Verizon Wireless. Mr. McAdam serves a key leadership role on the Board, providing the Board with an in-depth knowledge of the Company’s business, industry, challenges and opportunities. His extensive leadership experience enables Mr. McAdam to play a key role in all matters involving our Board and positions him well to act not only as the Board’s Chairman, but also as the principal intermediary between management and the independent members of our Board.

Mr. McAdam has served as a Director of Verizon since 2011. Mr. McAdam has been a member of the Board of Representatives of Verizon Wireless since 2003 and has served as its Chairman since 2010.

DONALD T. NICOLAISEN

Mr. Nicolaisen, 69, was Chief Accountant of the U.S. Securities and Exchange Commission from 2003 to 2005. In that role, Mr. Nicolaisen was responsible for establishing and enforcing accounting and auditing policy applicable to all U.S. reporting companies and for improving the professional performance of public company auditors. Prior to joining the SEC, he was a Partner in PricewaterhouseCoopers and its predecessors, which he joined in 1967. At PricewaterhouseCoopers, Mr. Nicolaisen served on the firm’s global and international boards, led the firm’s national office for accounting and SEC services from 1988 to 1994, led the firm’s financial services practice, and was responsible for auditing and providing risk management advice to large, complex multinational firms.

Mr. Nicolaisen brings to the Board a range of experience in leadership positions in both the public and private sector. His extensive experience as Chief Accountant at the SEC, an outside strategic advisor to multinational companies and a senior leader of one of the world’s largest accounting firms enables him to advise the Board and senior management on accounting matters, government relations and public policy. Mr. Nicolaisen’s unique financial and accounting background also provides financial expertise to the Board, including an in-depth understanding of risk management, corporate finance and accounting, as well as the numerous issues facing a public reporting company.

Mr. Nicolaisen has served as a Director of Verizon since 2005 and is Chairperson of the Audit Committee and a member of the Corporate Governance and Policy Committee. He is also a director of MGIC Investment Corporation (since 2006), Morgan Stanley (since 2006) and Zurich Insurance Group (since 2006).

CLARENCE OTIS, JR.

Mr. Otis, 57, has been Chairman of Darden Restaurants, Inc., a restaurant holding company, since 2005 and Chief Executive Officer since 2004. Darden Restaurants is the largest company-owned and operated full-service restaurant company in the world. As of May 26, 2013, the company’s 206,000 employees operated 2,138 restaurants in the United States and Canada and generated fiscal 2013 sales of $8.5 billion. Mr. Otis joined Darden in 1995 as Vice President and Treasurer and held positions of increasing responsibility, including serving as Chief Financial Officer from 1999 until 2002, Executive Vice President from 2002 to 2004 and President of Smokey Bones Barbeque & Grill, a restaurant concept formerly owned and operated by Darden Restaurants, from 2002 to 2004. In addition, Mr. Otis has served as a class B director of the Federal Reserve Bank of Atlanta since 2010. In that role, he contributes to the formulation of monetary policy, oversight of the bank’s operational risk management and the review and appointment of senior management of the bank.

Mr. Otis brings to the Board, among other skills and qualifications, a broad background in consumer services, retail operations and finance, which are critical areas for Verizon. He has extensive business, leadership and management experience. Mr. Otis leads a complex organization with a large, diverse workforce, which gives him a thorough understanding of many of the operational challenges Verizon faces. In addition, as a result of his experience at the Federal Reserve Bank of Atlanta, Mr. Otis is positioned well to advise the Board and senior management on risk management, which is an important area for a large, complex organization like Verizon.

Mr. Otis has served as a Director of Verizon since 2006 and is a member of the Audit Committee, the Finance Committee and the Human Resources Committee. He is also a director of VF Corporation (since 2004).

RODNEY E. SLATER

Mr. Slater, 59, is a partner at the law firm Patton Boggs LLP, focusing his practice in the areas of transportation and infrastructure and public policy. Prior to joining Patton Boggs, from February 1997 to January 2001, Mr. Slater was the U.S. Secretary of Transportation. In that position, Mr. Slater was responsible for overseeing national transportation policy, encouraging intermodal transportation, negotiating international transportation agreements and assuring the fitness of U.S. airlines. Prior to his appointment as Secretary of Transportation, from 1993 to 1997, Mr. Slater was the Administrator of the Federal Highway Administration, which provides financial and technical support for constructing, improving and preserving the U.S. highway system.

Mr. Slater’s experience as the U.S. Secretary of Transportation and as the Administrator of the Federal Highway Administration positions him well to provide oversight to our Company, which operates in a highly regulated industry, and to advise the Board and senior management on logistics, strategic partnerships, government relations and public policy. Each of these areas is an important focus for Verizon and has a fundamental impact on the way the Company operates. Mr. Slater also brings to the Board his experience guiding clients in developing infrastructure, as well as insights on the role of law in our business.

Mr. Slater has served as a Director of Verizon since 2010 and is a member of the Corporate Governance and Policy Committee. He is also a director of Kansas City Southern (since 2001), Transurban Group (since 2009) and Atkins plc (since 2011). In the past five years, Mr. Slater has served as a director of Delta Air Lines, Inc. and ICx Technologies, Inc.

KATHRYN A. TESIJA

Ms. Tesija, 51, is Executive Vice President, Merchandising and Supply Chain and a member of the Executive Committee of Target Corporation, the second largest discount retailer in the United States with 1,782 stores, revenues of $70.0 billion and approximately 365,000 employees in fiscal 2012. In this role, which she has held since 2008, Ms. Tesija oversees all merchandising functions, including product design and development, sourcing, inventory management, merchandising systems, presentation and operations as well as the company’s global supply chain. Ms. Tesija joined Target in 1986 and was appointed to numerous positions of increasing responsibility at the company, ranging from Director, Merchandise Planning to Senior Vice President, Hardlines Merchandising.

As a result of her long tenure at Target, Ms. Tesija has gained broad business and leadership experience. Along with her significant management skills, Ms. Tesija brings to the Board an in-depth knowledge of the retail industry, expertise in leading the complex, large-scale, global retail functions of merchandising and supply chain and significant insight into consumer behavior, which give her a thorough understanding of many important issues facing Verizon. Her extensive background positions Ms. Tesija well to advise the Verizon Board and senior management on implementing the Company’s strategies.

Ms. Tesija has served as a Director of Verizon since December 2012 and is a member of the Corporate Governance and Policy Committee.

GREGORY D. WASSON

Mr. Wasson, 55, is President and Chief Executive Officer of Walgreen Co., the nation’s largest retail drugstore chain, which in fiscal 2013 had $72.2 billion of net sales, 8,582 locations and 240,000 employees. In June 2012, Walgreens announced a strategic partnership with Alliance Boots, the leading pharmacy-led health and beauty group across Europe with a presence in more than 25 countries. Mr. Wasson has served as President and Chief Executive Officer and as a member of the board of directors of Walgreens since 2009. A registered pharmacist, he joined the company in 1980 and was appointed to positions of increasing responsibility, including President of Walgreens Health Initiatives in 2002, Senior Vice President of Walgreens in 2004, Executive Vice President of Walgreens in 2005 and President and Chief Operating Officer of Walgreens in 2007.

As Chief Executive Officer of Walgreens, Mr. Wasson has gained valuable operational and management experience at a complex organization with a large, diverse workforce and significant global operations, which gives him a thorough understanding of the challenges facing Verizon in implementing our growth strategies. Mr. Wasson brings to the Board an in-depth knowledge of the retail industry and insight into the consumer experience. In addition, his extensive background in the healthcare industry positions Mr. Wasson well to advise the Board and senior management on an area of increasing importance to Verizon’s evolving business strategy.

Mr. Wasson has served as a Director of Verizon since March 2013 and is a member of the Audit Committee and the Human Resources Committee.

Ratification of Appointment of

Independent Registered Public Accounting Firm

(Item 2 on Proxy Card)

The Audit Committee of the Board considered the performance and qualifications of Ernst & Young LLP, and has reappointed the independent registered public accounting firm to examine the financial statements of Verizon for the fiscal year 2014 and to examine the effectiveness of internal control over financial reporting. Ernst & Young has been retained as Verizon’s Independent Registered Public Accounting Firm since 2000.

Verizon paid the following fees to Ernst & Young for services rendered during fiscal years 2013 and 2012:

	2013	2012
Audit fees	$ 24.6 million	$23.9 million
Audit-related fees	$ 4.6 million	$3.3 million
Tax fees	$4.0 million	$3.8 million
All other fees	$1.1 million	$0.7 million

Audit fees include the financial statement audit, the audit of the effectiveness of the Company’s internal control over financial reporting required by the Sarbanes-Oxley Act of 2002, as well as financial statement audits required by statute for our foreign subsidiaries or by regulatory agencies in the United States. Audit-related fees primarily include audits of other subsidiaries, employee benefit plan audits, reviews of controls over services provided to customers, as well as other audit and due diligence procedures performed in connection with acquisitions or dispositions. Tax fees primarily consist of federal, state, local and international tax planning and compliance. All other fees primarily consist of support services to certain Verizon expatriate employees. The Committee considered, in consultation with management and the independent registered public accounting firm, whether the provision of these services is compatible with maintaining the independence of Ernst & Young.

The Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to perform audit services. In order to assure continuing auditor independence, the Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. The Committee ensures that the mandated rotation of the independent registered public accounting firm’s personnel occurs routinely and is directly involved in the selection of Ernst & Young’s lead engagement partner.

The Committee has established policies and procedures regarding pre-approval of services provided by the independent registered public accounting firm and is responsible for the audit fee negotiations associated with the engagement of the independent registered public accounting firm. At the beginning of the fiscal year, the Committee pre-approves the engagement of the independent registered public accounting firm to provide audit services based on fee estimates. The Committee also pre-approves proposed audit-related services, tax services and other permissible services, based on specified project and service details, fee estimates, and aggregate fee limits for each service category. The Committee receives a report at each meeting on the status of services provided or to be provided by the independent registered public accounting firm and the related fees and all fees are approved.

The affirmative vote of a majority of the shares cast at the annual meeting is required to ratify the reappointment of Ernst & Young for the 2014 fiscal year. The Committee believes that the continued retention of Ernst & Young to serve as Verizon’s independent registered public accounting firm is in the best interests of Verizon and its shareholders. If this appointment is not ratified by the shareholders, the Committee will reconsider its decision.

One or more representatives of Ernst & Young will be at the 2014 Annual Meeting of Shareholders. They will have an opportunity to make a statement and will be available to respond to appropriate questions.

The Board of Directors recommends that you vote FOR ratification.

Compensation Committee Report

The Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in this proxy statement and the Company’s Annual Report on Form 10-K.

Respectfully submitted,

Human Resources Committee

Joseph Neubauer, Chairperson

Richard Carrión

Melanie Healey

M. Frances Keeth

Clarence Otis, Jr.

Gregory Wasson

Dated: February 25, 2014

Compensation Discussion and Analysis

The Human Resources Committee of the Board of Directors oversees the development and implementation of the total compensation program for Verizon’s named executive officers. Throughout this discussion and analysis of compensation, we refer to the Board of Directors as the Board and the Human Resources Committee as the Committee.

For 2013, Verizon’s named executive officers were:

Lowell C. McAdam	Chairman and Chief Executive Officer
Daniel S. Mead	Executive Vice President and President and Chief Executive Officer – Verizon Wireless
Francis J. Shammo	Executive Vice President and Chief Financial Officer
John G. Stratton	Executive Vice President and President – Verizon Enterprise Solutions
Randal S. Milch	Executive Vice President – Public Policy and General Counsel

Executive Summary

Verizon’s strategy is to build on the strength of our network as a platform for future growth and innovation. To that end, in 2013 we focused on the growing areas of our business – mobility, broadband, video, cloud services and security. We also passed a strategic milestone, entering into a transaction that would give us sole ownership of Verizon Wireless, which we expect to enable us to better leverage our assets and capabilities across our business going forward. Under the leadership of our management team, our solid execution on our strategic initiatives and our disciplined focus on our financial objectives delivered strong results in 2013. These included:

Performance Metric[1]	2013 Result	Change from 2012
Adjusted EPS	$2.84	26.8%
Total Revenue	$120.6B	4.1%
Free Cash Flow	$22.2B	45.1%
Return on Equity	23.6%	654 bps

[1]	A reconciliation of non-GAAP measures to the most directly comparable GAAP measures can be found in Appendix C to this proxy statement.

As discussed in greater detail below, based on Verizon’s strong financial performance in 2013 and total shareholder return over the past three years, the 2013 short-term incentive award was paid at 110% of its targeted level and the performance stock units granted in connection with the 2011-2013 long-term incentive award vested at the 100% level.

Summary of Executive Compensation Program and Practices

Our commitment to adopting industry-leading compensation and governance practices is reflected in the design of our compensation program. Some of these elements include:

Pay-for-Performance

Approximately 90% of our named executive officers’ annual total compensation opportunity is variable, at risk and incentive-based. The primary components of our executive compensation program and their approximate percentage of the total compensation opportunity are as follows:

•       90% variable, incentive-based pay – comprised of an annual cash incentive based on achievement of pre-established performance goals and a long-term incentive in the form of an equity-based award that vests after three years and is composed of PSUs and RSUs

•       10% fixed pay – annual cash base salary

In addition, the compensation program does not include other forms of fixed, non-performance related pay, such as guaranteed pension and supplemental retirement benefits
Benchmarking Total Compensation

The Committee benchmarks each executive’s total compensation opportunity against a single peer group, referred to as the Related Dow Peers and described beginning on page 32 and in Appendix B. The Committee references the 50th percentile of the Related Dow Peers for total compensation opportunity, with further consideration given to the tenure and overall level of responsibility of a particular executive.

Evaluation of Potential Linkage between Compensation and Risk Taking

When reviewing the compensation program and the performance metrics used under the program, the Committee considers the impact of the compensation program on the Company’s risk profile. The Committee believes that Verizon’s compensation program has been structured to provide strong incentives for executives to appropriately balance risk and reward consistent with the Company’s enterprise business risk management efforts.

Shareholder Outreach Program	At the request of the Committee, management and the Committee’s compensation consultant, Pearl Meyer & Partners (the Consultant), engage in a semiannual shareholder outreach program with certain institutional investors to discuss the design and operation of Verizon’s executive compensation program. Management and the Consultant provide a report to the Committee on the results of that outreach. The Committee believes this program provides opportunities for shareholders to provide input on Verizon’s executive compensation program and policies in addition to the annual say-on-pay vote.

The Role of Shareholder Say-on-Pay Votes and Shareholder Outreach

The Company provides its shareholders with the opportunity to cast an annual advisory vote on executive compensation (say-on-pay). At the Company’s Annual Meeting of Shareholders held in May 2013, approximately 89% of the votes cast on the say-on-pay proposal were voted in favor of the proposal. The Committee considered this vote as demonstrating strong shareholder support for the Company’s executive compensation programs.

Based on the shareholders’ strong support for the Company’s say-on-pay proposal in 2013 as well as in each of the preceding years that a say-on-pay vote has been held and the discussions with the Company’s investors during the semiannual shareholder outreach program described above, the Company continued to apply the same effective principles and philosophies highlighted above and described more fully below that have been applied in prior years when making compensation decisions for 2013.

Role of Benchmarking and Peer Group Selection

The Committee believes that it is appropriate to use the same peer group to benchmark executive pay opportunities and to evaluate Verizon’s relative stock performance under its long-term incentive plan. For this purpose, the Committee uses a single peer group that includes the 29 companies (other than Verizon) in the Dow Jones Industrial Average, plus Verizon’s four largest industry competitors that are not included in the Dow Jones Industrial Average. This group is referred to as the Related Dow Peers. The Committee believes that this group of companies, comprised of similarly-sized companies based on market capitalization, net income, revenue and total employees that are included in an established and recognizable index, as well as Verizon’s four other largest industry competitors, is appropriate for the dual purpose of benchmarking executive pay opportunities and evaluating relative stock performance under the long-term incentive plan because the companies in the Related Dow Peers represent Verizon’s primary competitors for executive talent and investor dollars. Moreover, this peer group is self-adjusting so that changes in the companies included in the Dow Jones Industrial Average are also reflected in the Related Dow Peers over time. For this reason, the Committee believes that the Related Dow Peers provides a consistent measure of Verizon’s performance and makes it easier for shareholders to evaluate, monitor and understand Verizon’s compensation program.

To determine whether the compensation opportunities for executives are appropriate and competitive, the Committee compares each named executive officer’s total compensation opportunity – which represents the aggregate total amount of the executive’s base salary and target award amounts under the short-term and long-term incentive plans – to the total compensation opportunities for executives in comparable positions at peer companies. The Committee generally references the 50th percentile of the Related Dow Peers for total compensation opportunity, although the total compensation opportunity may be above or below the 50th percentile depending upon the tenure and overall level of responsibility of a particular executive. The Committee believes that this is an appropriate targeted level of total compensation opportunity because of Verizon’s emphasis on performance-based incentive pay and Verizon’s size relative to the Related Dow Peers. Actual total compensation may fall above or below the targeted percentile based on annual and long-term performance results.

Appendix B to this proxy statement includes a chart that lists the companies included in the Related Dow Peers for 2013 compensation purposes, their market capitalization as of December 31, 2013, as reported by Bloomberg, and their net income attributable to the company, revenue and total number of employees, as of each company’s most recent fiscal year-end as reported in SEC filings.

Compensation Objectives and Elements of Compensation

Compensation Objectives

Verizon’s compensation program is designed to:

•	Align executives’ and shareholders’ interests through the use of performance-based compensation; and
•	Attract, retain and motivate high-performing executives.

To promote a performance-based culture that further links the interests of management and shareholders, the Committee has developed a compensation program that:

•	focuses extensively on variable, performance-based compensation, with fixed compensation in the form of base salary constituting only approximately 10% of each executive’s total compensation opportunity; and
•	does not include such fixed compensation elements as guaranteed defined benefit pension and supplemental pension benefits.

In establishing the mix of incentive pay used in the Company’s pay-for-performance program, the Committee balances the importance of meeting the Company’s short-term business goals with the need to create shareholder value over the longer term. To help ensure that the interests of executives remain closely aligned with the interests of shareholders, target long-term compensation opportunities represent more than twice the target compensation opportunities related to short-term performance.

Additionally, the Company’s compensation program features three-year long-term incentive awards, including PSUs subject to both performance-based and time-based vesting requirements and, to encourage high-performing executives to remain with the Company, RSUs that vest based on the executive’s continued employment through the end of the three-year performance cycle.

Elements of Compensation

In setting total compensation at competitive levels, the Committee determines the appropriate balance between:

•	Fixed and variable pay elements;
•	Short- and long-term pay elements; and
•	Cash and equity-based pay elements.

The following table illustrates the principal elements of Verizon’s executive compensation program:

Pay Element	Characteristics	Primary Objective
Base salary	Annual fixed cash compensation	Attract and compensate high-performing and experienced executives
Short-term incentive opportunity (STI)	Annual variable cash compensation based on the achievement of annual performance measures	Incentivize executives to achieve challenging short-term performance goals
Long-term incentive opportunity (LTI)	Long-term variable equity awards granted annually as a combination of PSUs and RSUs	Align executives’ interests with those of shareholders to grow long-term value and retain executives

As discussed above, the Committee references the 50th percentile of the Related Dow Peers to benchmark the total compensation opportunity of each of our named executive officers. However, the Committee does not benchmark each element of a named executive officer’s total compensation opportunity. Instead, consistent with the Committee’s emphasis on a performance-based culture, the Committee has determined that a substantial majority of each named executive officer’s total compensation opportunity should be variable and performance-based. Accordingly, the Committee determined in its business judgment to allocate approximately 10% of each executive’s total compensation opportunity in the form of base salary, approximately 15% to 25% in the form of short-term incentive, and approximately 65% to 75% in the form of long-term incentive.

The following chart illustrates the approximate allocation of the named executive officers’ total compensation opportunity for 2013 between elements that are variable, performance-based and fixed pay:

The named executive officers are also eligible to receive medical, disability and savings plan benefits that are generally provided to all management employees, as well as certain other benefits that are described under “Other Elements of the Total Compensation Program” beginning on page 40.

2013 Annual Base Salary

To determine an executive’s base salary, the Committee, in consultation with the Consultant, reviews the competitive pay practices of the Related Dow Peers for comparable positions and considers the scope of the executive’s responsibility and experience. In particular, the Committee focuses on how base salary levels may impact the market competitiveness of an executive’s total compensation opportunity. The Committee also discusses its assessment of the other named executive officers with the CEO. Based on its assessment, the Committee approved a base salary increase in 2013 of 12.5% for Mr. Mead, 10.7% for Mr. Shammo, 7.4% for Mr. Stratton and 3.1% for Mr. Milch. The base salary levels of the named executive officers were adjusted with the goal of providing a total compensation opportunity that more closely approximates the 50th percentile for comparable executives within the Related Dow Peers, with approximately 10% of each named executive officer’s total compensation opportunity provided in the form of base salary. In 2013 the independent members of the Board approved an increase of 7.1% for Mr. McAdam. This is the first base salary increase that Mr. McAdam has received since 2010 when he was promoted to the position of President and Chief Operating Officer of Verizon.

2013 Short-Term Incentive Compensation

The Verizon Short-Term Incentive Plan, which is referred to as the Short-Term Plan, motivates executives to achieve challenging short-term performance goals. Each year, the Committee establishes the potential value of the opportunities under the Short-Term Plan, as well as the performance targets required to achieve these opportunities.

The Committee sets the values of the Short-Term Plan award opportunities as a percentage of an executive’s base salary. The applicable percentage for each named executive officer is based on the scope of the executive’s responsibilities and on the competitive pay practices of the Related Dow Peers. These award opportunities are established at threshold, target and maximum levels. The Short-Term Plan award opportunities at the threshold, target and maximum levels for each of the named executive officers are shown in the Grants of Plan-Based Awards table on page 46.

The following chart shows the 2013 Short-Term Plan target award opportunity for each of the named executive officers:

Named Executive Officer	2013 Short-Term Plan Target Award Opportunity ($)
Mr. McAdam	3,750,000
Mr. Mead	990,000
Mr. Shammo	852,500
Mr. Stratton	797,500
Mr. Milch	737,000

The 2013 target award opportunities for our named executive officers, expressed as a percentage of base salary, did not increase from the target levels established for their 2012 award opportunities. Whether, and the extent to which, the named executive officers earn the targeted Short-Term Plan award is determined based on whether Verizon achieves performance measures established by the Committee at the beginning of the year.

Determination of Annual Performance Measures

The Committee reviews and establishes the performance measures for the Short-Term Plan on an annual basis to help ensure that the program design appropriately motivates executives to achieve challenging financial and operational performance goals. In the first quarter of 2013, the Committee reviewed and approved the following annual financial and operating performance measures for all corporate executives, including the named executive officers, and ascribed to each the weighting shown below as the percentage of the total Short-Term Plan award opportunity at target level performance.

Consistent with 2012, the Committee based the Short-Term Plan award opportunities for all corporate executives, including the named executive officers, primarily on three Company-wide financial performance measures, as determined by specific goals for adjusted EPS, revenue and free cash flow. These three measures were selected to reflect the Company’s strategic goals of encouraging profitable operations, overall growth in the Company and efficient use of capital. The Committee believes that these performance measures are appropriate to incentivize the Company’s executives to achieve outstanding short-term results and, at the same time, help build long-term value for shareholders.

Adjusted EPS.  The Committee also views adjusted EPS as an important indicator of Verizon’s success. The Committee assigns the greatest weight to adjusted EPS in determining awards under the Short-Term Plan, because it is broadly used and recognized by investors as a significant indicator of Verizon’s ongoing operational performance and is a clearly defined indicator of the Company’s profitability. Adjusted EPS excludes non-recurring and non-operational items, including but not limited to impairments and gains and losses from discontinued operations, business combinations, changes in accounting principles, the net impact of pension and post-retirement benefit costs, extraordinary items and restructurings. As a result, adjusted EPS is not positively or negatively impacted from period to period by these types of items, so the Committee believes it better reflects the relative success of the Company’s ongoing business.

Revenue.  The Committee also views achievement of consolidated total revenue goals as an important indicator of the Company’s growth and success in managing its capital investments. This measure also reflects the level of penetration of Verizon’s products and services in key markets.

Free Cash Flow.  The Committee views consolidated free cash flow as another important indicator of Verizon’s success in delivering shareholder value, because investors often consider free cash flow as part of their equity valuation models. Free cash flow is determined by subtracting capital expenditures from cash flow from operations. The Committee believes that this type of cash flow measure is relevant for Verizon because Verizon’s businesses require significant capital investment, and the level of free cash flow reflects how efficiently a business is managing its capital expenditures. Free cash flow also provides an indication of the amount of cash that the Company has available to return to shareholders in the form of dividends and to reduce its outstanding debt, both of which we consider to be important goals.

Diversity.  The Company is committed to promoting diversity among its employees and to recognizing and encouraging the contribution of diverse business partners to the Company’s success. To reflect that important commitment, the 2013 performance measures also include a diversity measure. For 2013, the Committee determined that the diversity target would be measured for these purposes by the percentage of new hires and promotions at and above the manager level consisting of minority and female candidates and the levels of supplier spending at the corporate level with minority- and female-owned or operated firms.

The value of the Short-Term Plan award opportunity with respect to each performance measure varies depending on the Committee’s assessment of the Company’s performance with respect to that measure. The Committee also has the discretion to modify awards based on other factors that it deems appropriate.

In addition, under the Short-Term Plan no awards may be paid if Verizon’s return on equity for the plan year, calculated based on adjusted net income (ROE), does not exceed 8%, even if some or all of the other performance measures are achieved.

2013 Annual Performance Measures

The 2013 annual performance measures for all corporate executives, including the named executive officers, were:

•	An adjusted EPS target range of $2.52 to $2.66;
•	A consolidated total revenue target range of $121.4 billion to $122.0 billion;
•	A consolidated free cash flow target range of $20.8 billion to $22.4 billion; and
•	A diversity target of (i) having 50% of new hires and promotions at and above the manager level consist of minority and female candidates, and (ii) directing at least 10% of the overall supplier spending at the corporate level to minority- and female-owned or operated firms.

2013 Company Results and Annual Performance Awards

In 2013, Verizon reported generally strong results. Verizon’s 2013 results1 included:

•	ROE of 23.6%;
•	Adjusted EPS of $2.84, which exceeded the target range;
•	Consolidated total revenue of $120.6 billion, which was just below the target range;
•	Consolidated free cash flow of $22.2 billion, which was within the target range; and
•	Diversity in new hires and promotions above target performance and supplier spending above target performance.

After considering the level of performance with respect to each performance measure, and applying its business judgment based on its assessment of the level of achievement of each goal individually and collectively, the Committee and, for Mr. McAdam, the independent members of the Board, determine the final Short-Term Plan awards at a percentage of the target level for all participants. For 2013, the payout percentage was determined to be 110% of the target level for all corporate executives. The following table shows the amount of the Short-Term Plan awards paid to each named executive officer.

Named Executive Officer	Actual 2013 Short-Term Plan Award ($)
Mr. McAdam	4,125,000
Mr. Mead	1,089,000
Mr. Shammo	937,750
Mr. Stratton	877,250
Mr. Milch	810,700

[1]	A reconciliation of non-GAAP measures to the most directly comparable GAAP measures may be found in Appendix C to this proxy statement.

Long-Term Incentive Compensation

The Verizon Long-Term Incentive Plan, which is referred to as the Long-Term Plan, is intended to reward participants for the creation of long-term shareholder value over a three-year period and further link executives’ interests to shareholders’ interests. In considering the appropriate duration of the performance cycle under the Long-Term Plan, the Committee believes that it is important to establish a period that is longer than one year in order to meaningfully evaluate the performance of long-term strategies and the effect on value created for shareholders. Based on this consideration, the Committee determined that a three-year performance cycle for the Long-Term Plan awards was appropriate.

Consistent with the three prior award cycles, the 2013 PSUs are payable in cash and the 2013 RSUs are payable in Verizon shares. The Committee believes that paying PSUs in cash and RSUs in shares creates an appropriate balance between the potential shareholder dilution from paying awards in shares and cash flow considerations, and that both types of awards further align executives’ interests with those of Verizon’s shareholders as the ultimate values of the awards are based on the value of Verizon’s common stock. In addition, paying the 2013 RSU awards in shares is consistent with Verizon’s policy of requiring a significant level of equity ownership by our named executive officers.

The value of each PSU is equal to the value of one share of Verizon common stock and accrues dividend equivalents that are deemed to be reinvested in PSUs. The dividend equivalents are only paid to the extent that PSUs are vested and earned. The Committee determines an executive’s total compensation opportunity by assuming that he or she will earn 100% of the PSUs initially awarded in any performance cycle. However, the number of PSUs that are actually earned and paid is determined based on Verizon’s achievement of the pre-established performance goals over the three-year performance cycle. The final value of each PSU is based on the closing price of Verizon’s common stock on the last trading day of the year that the performance cycle ends. As a result, awarding PSUs provides a strong incentive to executives to deliver value to Verizon’s shareholders.

On the date the long-term incentive is awarded, the Committee also establishes the number of RSUs that may be earned based on the executive’s continued employment with the Company through the end of the three-year award cycle as reflected in the award agreement. The value of each RSU is equal to the value of one share of Verizon common stock and accrues dividend equivalents that are deemed to be reinvested in RSUs. The dividend equivalents are only paid to the extent that the RSUs vest. The 2013 RSU awards are payable in shares at the end of the three-year award cycle and provide both a retention incentive and a performance incentive as the value of the award depends on Verizon’s stock price. The Committee determines an executive’s total compensation opportunity by assuming he or she will earn 100% of the RSUs awarded.

2013 Long-Term Plan Award Opportunities

Consistent with the 2012 awards, for 2013, each of the named executive officers received 60% of their 2013 Long-Term Plan award opportunity in the form of PSUs and 40% of their award opportunity in the form of RSUs. Two-thirds of the PSUs are eligible to vest based on Verizon’s relative TSR performance and one-third is eligible to vest based on Verizon’s cumulative free cash flow. This allocation reflects the Committee’s focus on encouraging both outstanding relative TSR performance and free cash flow creation and the retention of the Company’s highly-qualified executive team.

The Committee generally establishes an executive’s Long-Term Plan target award opportunity as a percentage of the executive’s base salary. The Long-Term Plan target award opportunity for each of the named executive officers in 2013 was: 625% of base salary for Mr. McAdam, 525% of base salary for Messrs. Mead, Shammo and Stratton and 500% of base salary for Mr. Milch. The target award opportunities for the named executive officers increased over their 2012 target award opportunities solely as a result of their base salary increases identified above (i.e., their target award opportunities, expressed as a percentage of their base salaries, did not change). The Committee determined that these award levels were appropriate so that each executive’s target annual Long-Term Plan award opportunity would constitute a significant portion of the executive’s benchmarked total compensation opportunity consistent with the objectives of the Company’s pay-for-performance program. The target award opportunity for an executive is allocated between PSUs and RSUs as noted above, and the target award opportunity allocated to each type of award is converted into a target number of shares using the closing price of Verizon’s common stock on the grant date.

The following table shows the target value of the awards granted to the named executive officers during 2013 in connection with the annual long-term incentive compensation opportunity. Additional detail regarding the 2013 PSU awards, including the performance requirements, follows the table.

Named Executive Officer	2013 Long-Term Plan Target Award Opportunity ($)
Mr. McAdam	9,375,000
Mr. Mead	4,725,000
Mr. Shammo	4,068,750
Mr. Stratton	3,806,250
Mr. Milch	3,350,000

Terms of 2013 PSU Awards

Two-thirds of the number of PSUs awarded are eligible to vest based on Verizon’s TSR as compared to the TSRs of the companies in the Related Dow Peers, as constituted on the grant date of the award, over the 2013-2015 performance cycle. One-third of the number of PSUs awarded is eligible to vest based on Verizon’s cumulative free cash flow over the 2013-2015 performance cycle compared against the performance targets established by the Committee at the beginning of the performance cycle.

TSR Metric. With respect to PSUs that vest based on relative TSR performance (TSR PSUs), the following chart shows the percentage of the TSR PSUs awarded for the 2013-2015 performance cycle that will vest based on Verizon’s relative TSR positioning compared with the companies in the Related Dow Peers:

Verizon’s TSR during the three-year performance cycle must rank at least 15th, or at the 58th percentile, among the Related Dow Peers in order for 100% of the target number of TSR PSUs to vest. Similarly, the maximum number of TSR PSUs (200% of target) will vest only if Verizon’s TSR during the three-year performance cycle ranks among the top four companies in the Related Dow Peers, which corresponds to the 91st percentile or higher. If Verizon’s TSR during the three-year performance cycle ranks below 25th, or below approximately the 27th percentile of the companies in the Related Dow Peers, none of the TSR PSUs will vest.

Free Cash Flow Metric. The percentage of PSUs awarded for the 2013-2015 performance cycle that will vest based on Verizon’s cumulative free cash flow (FCF) (referred to as FCF PSUs) will be determined based on the extent to which Verizon’s cumulative FCF over the performance cycle meets or exceeds the cumulative FCF performance levels that were established by the Committee at the beginning of the performance cycle. FCF is determined by subtracting capital expenditures from cash flow from operations, and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

At the end of the performance cycle, the number of FCF PSUs that will vest, if any, will be determined by comparing the actual performance of the Company against the performance objectives. The cumulative FCF target for the 2013-2015 performance cycle was set at a level that the Committee believes may be challenging in light of the economic environment, but attainable. The number of FCF PSUs that will vest will range from 0% if performance is below the threshold cumulative FCF level and up to 200% for performance at or above the maximum cumulative FCF level. The number of FCF PSUs that will vest in between threshold and maximum performance levels will be determined by linear interpolation between vesting percentage levels.

2011 PSU Awards Earned in 2013

With respect to the PSUs awarded in 2011, the Committee determined the number of PSUs that vested for a participant based on Verizon’s TSR for the 2011-2013 three-year performance cycle relative to the TSRs of the Related Dow Peers as constituted on the date the award was granted. The following table shows the percentage of PSUs awarded for the 2011-2013 performance cycle that could vest based on a range of Verizon’s relative TSR positioning compared with the companies in the applicable Related Dow Peers.

Verizon’s Relative TSR Ranking Among the Companies in the Related Dow Peers	Corresponding Relative TSR Percentile Ranking Among the Companies in the Related Dow Peers	Percentage of Awarded PSUs that will Vest
1 – 4	91st to 100th	200%
5 – 8	79th to 88th	175%
9 – 12	67th to 76th	150%
13 – 16	55th to 64th	100%
17 – 21	39th to 52nd	75%
22 – 25	27th to 36th	50%
26 – 34	0 to 24th	0%

Over the three-year performance cycle ending on December 31, 2013, Verizon’s TSR ranked 13th, or at the 64th percentile, when compared to the Related Dow Peers. As a result of this achievement, in early 2014 the Committee approved a payment to all participants, including the named executive officers, of 100% of the number of PSUs awarded for the 2011-2013 performance cycle, plus dividend equivalents credited on those PSUs that vested pursuant to the terms of the award. As a result, even though the Company achieved performance at the 64th percentile of the Related Dow Peers, the named executive officers only received the target number of PSUs granted, plus dividend equivalents.

Other Elements of the Total Compensation Program

The Company also provides the named executive officers with certain limited personal benefits as generally described below. None of the named executive officers is eligible for any tax gross-up payment in connection with any of these benefits, including with respect to the excise tax liability under Internal Revenue Code Section 4999 related to any Section 280G excess parachute payments.

Transportation

The Company provides certain aircraft and ground transportation benefits to enhance the safety and security of certain named executive officers. These transportation benefits, even when classified as a perquisite under applicable SEC rules, also serve business purposes as they frequently enhance the ability of the executive to attend to business matters while in transit. Additional information on Company-provided transportation is included in footnote 4 to the Summary Compensation Table on page 45.

Executive Life Insurance

The Company offers the named executive officers and other executives the opportunity to participate in an executive life insurance program in lieu of participation in the Company’s basic and supplemental life insurance programs. The executives who elect to participate in the executive life insurance program own the life insurance policy, and the Company provides an annual cash payment to the executives to defray a portion of the annual premiums. Additional information on this program is provided in footnote 4 to the Summary Compensation Table on page 45.

Financial Planning

The Company provides a voluntary Company-sponsored financial planning benefit program for the named executive officers and other executives. Additional information on this program is provided in footnote 4 to the Summary Compensation Table on page 45.

Retirement Benefits

In 2006, the Committee determined that guaranteed pay in the form of pension and supplemental executive retirement benefits was not consistent with the Company’s pay-for-performance culture. Accordingly, effective June 30, 2006, Verizon froze all future pension accruals under its management tax-qualified and supplemental defined benefit retirement plans. These legacy retirement benefits that were previously provided to Verizon’s named executive officers are described in more detail under the section titled “Pension Plans” beginning on page 48.

During 2013, all of Verizon’s named executive officers were eligible to participate in the Company’s tax-qualified and nonqualified retirement savings plans. These plans are described in the section titled “Defined Contribution Savings Plans” beginning on page 50.

Severance and Change in Control Benefits

The Committee believes that maintaining a competitive level of separation benefits is appropriate as part of an overall program designed to attract, retain and motivate the highest quality management team. However, the Committee does not believe that named executive officers should be entitled to receive cash severance benefits merely because a change in control transaction occurs. Therefore, the payment of cash severance benefits is triggered only by an actual or constructive termination of employment.

The Company was not a party to an employment agreement with any of the named executive officers in 2013. All senior managers of the Company (including each of the named executive officers other than Mr. McAdam) are eligible to participate in the Verizon Senior Manager Severance Plan, which provides certain separation benefits to participants whose employment is involuntarily terminated without cause from the Company. Mr. McAdam is not eligible to participate in the Senior Manager Severance Plan and is not eligible for cash severance benefits upon a termination.

The Senior Manager Severance Plan is generally consistent with the terms and conditions of Verizon’s broad-based severance plan that is provided to substantially all of Verizon’s management employees other than senior managers. Under the Senior Manager Severance Plan, if a participant has been involuntarily terminated without cause or, in the case of a named executive officer, if the independent members of the Board determine that there has been a qualifying separation, the participant is eligible to receive a lump-sum cash separation payment equal to a multiple of his or her base salary and target short-term incentive opportunity, along with continuing medical coverage for the applicable severance period. To the extent that a senior manager is eligible for severance benefits under any other arrangement, that person will not be eligible for any duplicative benefits under the severance plan. The plan does not provide for any severance benefits based upon a change in control of the Company.

Under the plan, the named executive officers (other than Mr. McAdam) are eligible to receive a cash separation payment based on a formula equal to two times the sum of their base salary and target short-term incentive opportunity. Other senior manager participants are eligible to receive a cash separation payment based on a formula equal to between 0.75 and two times their base salary and target short-term incentive opportunity depending on their position at the time of their separation from employment. In order to be eligible for any severance benefits, participants must execute a release satisfactory to Verizon and agree not to compete or interfere with any Verizon business for a period of one year after their separation from employment.

Consistent with the Committee’s belief that named executive officers should not be entitled to receive cash severance benefits merely because a change in control transaction occurs, the Long-Term Plan does not allow “single trigger” accelerated vesting and payment of outstanding awards in connection with a change in control of Verizon. Under the Long-Term Plan, if, in the twelve months following a change in control the participant’s employment is terminated without cause, all then-unvested PSUs will fully vest at the target level performance, all then-unvested RSUs will fully vest and PSUs and RSUs (including accrued dividend equivalents) will become payable on the regularly scheduled payment date after the end of the applicable award cycle.

Selected Compensation Policies

Stock Ownership Guidelines

To further align the interests of Verizon’s management with those of its shareholders, the Committee has approved guidelines that require each named executive officer and other executives to maintain certain stock ownership levels.

•	The guidelines require the CEO to maintain share ownership equal to at least seven times his base salary and require the other named executive officers to maintain share ownership equal to at least four times their base salaries.
•	Executives are also prohibited from short-selling or engaging in any financial activity where they would benefit from a decline in Verizon’s stock price.

In determining whether an executive meets the required ownership level, the calculation includes any shares held by the executive directly or through a broker, shares held through the Verizon tax-qualified savings plan or the Verizon nonqualified savings plan and other deferred compensation plans and arrangements that are valued by reference to Verizon’s stock. The calculation does not include any unvested PSUs or RSUs. Each of the named executive officers is in compliance with the stock ownership guidelines. None of the named executive officers has engaged in any pledging transaction with respect to shares of Verizon’s stock.

Recovery of Incentive Payments

The Committee believes that it is appropriate that the Company’s compensation plans and agreements provide for the termination or repayment of certain incentive awards and payments if an executive engages in certain fraudulent or other inappropriate conduct. Accordingly, the Committee has adopted a policy that enables the Company to claw back and cancel certain incentive payments received by an executive who has engaged in financial misconduct. The Committee reviews this policy from time to time and will refine the current policy to take into account changes in applicable law, including, for example, any changes that may be required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Shareholder Approval of Certain Severance Arrangements

The Committee has a policy of seeking shareholder approval or ratification of any new employment agreement or severance agreement with an executive officer that provides for a total cash value severance payment exceeding 2.99 times the sum of the executive’s base salary plus Short-Term Plan incentive target opportunity. The policy defines severance pay broadly to include payments for any consulting services, payments to secure a non-compete agreement, payments to settle any litigation or claim, payments to offset tax liabilities, payments or benefits that are not generally available to similarly-situated management employees and payments in excess of, or outside, the terms of a Company plan or policy.

Tax and Accounting Considerations

Federal income tax law generally prohibits publicly-held companies from deducting compensation paid to a named executive officer (other than a chief financial officer) that exceeds $1 million during the tax year unless it is based upon attaining pre-established performance measures that are set by the Committee pursuant to a plan approved by the Company’s shareholders. The Committee has the flexibility to take any compensation-related actions that it determines are in the best interests of the Company and its shareholders including determining when to request shareholder approval of the Verizon incentive plans and when to award compensation that may not qualify for a tax deduction. The Committee considered the desirability of tax deductibility for performance-based executive compensation in determining to submit the Long-Term Plan to the shareholders for approval in 2013. Compensation paid to the named executive officers under the Short-Term Plan, as well as the PSUs awarded under the Long-Term Plan, are generally intended to meet the performance-based exception for deductibility under the tax laws.

The Committee also considers the effect of certain accounting rules that apply to the various aspects of the compensation program available to the named executive officers. The Committee reviews potential accounting effects in determining whether its compensation actions are in the best interests of the Company and its shareholders. The Committee has been advised by management that the impact of the variable accounting treatment required for long-term incentive awards that are payable in cash (as opposed to fixed accounting treatment for awards that are payable in shares) will depend on future stock performance.

Committee Actions Taken After Fiscal Year 2013

On February 6, 2014, the Committee recommended, and the Board of Directors approved, compensation adjustments for Mr. McAdam, and the Committee approved compensation adjustments for Messrs. Mead, Shammo, Stratton and Milch. In making these decisions, the Committee, and in the case of Mr. McAdam, the Board, noted that the changes reflect Verizon’s commitment to emphasizing performance-based incentive pay and compensating its executive officers at levels commensurate with Verizon’s position in the market. For 2014, Mr. McAdam’s target annual long-term incentive opportunity, expressed as a percentage of base salary, was increased from 625% to 750%, and the target annual short-term incentive opportunity for each of the named executive officers other than Mr. McAdam, expressed as a percentage of base salary, was increased from 110% to 150%. The base salaries of each of the named executive officers were increased as follows: for Mr. McAdam, 6.7%; for Mr. Mead, 5.6%; for Mr. Shammo, 6.5%; for Mr. Stratton, 10.3%; and for Mr. Milch, 8.2%. The base salary adjustments are effective March 2, 2014. No change was made to Mr. McAdam’s target annual short-term incentive opportunity, and no change was made to the target annual long-term incentive opportunities for any of the named executive officers other than Mr. McAdam.

Compensation Tables

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)		Option Awards ($) (f)	Non-Equity Incentive Plan Compensation[2] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($) (h)	All Other Compensation[4] ($) (i)	Total ($) (j)
Lowell C. McAdam	2013	1,480,769	0	9,375,077		0	4,125,000	64,886	780,874	15,826,606
Chairman and CEO	2012	1,400,000	0	8,750,055		0	3,150,000	213,468	535,577	14,049,100
	2011	1,400,000	0	18,750,099	[5]	0	2,362,500	127,181	480,719	23,120,499	[5]
Daniel S. Mead	2013	880,769	0	4,725,020		0	1,089,000	199,644	286,634	7,181,067
Executive Vice President	2012	794,231	0	4,200,026		0	792,000	388,096	225,253	6,399,606
and President and CEO –	2011	725,000	0	3,806,258		0	734,063	175,217	220,103	5,660,641
Verizon Wireless
Francis J. Shammo	2013	760,577	0	4,068,783		0	937,750	10,475	163,476	5,941,061
Executive Vice President	2012	698,077	0	3,675,003		0	693,000	9,004	139,841	5,214,925
and CFO	2011	675,000	0	3,543,775		0	683,438	4,499	144,351	5,051,063
John G. Stratton	2013	715,385	0	3,806,297		0	877,250	37,128	139,433	5,575,493
Executive Vice President	2012	673,558	0	3,543,796		0	668,250	31,776	143,629	5,061,009
and President – Verizon Enterprise Solutions
Randal S. Milch	2013	666,154	0	3,350,006		0	810,700	73,527	129,710	5,030,097
Executive Vice President –	2012	648,077	0	3,250,020		0	643,500	58,366	125,949	4,725,912
Public Policy and General Counsel	2011	621,154	0	3,125,042		0	632,813	61,182	126,026	4,566,217
[1]	The amounts in this column reflect the grant date fair value of the PSUs and RSUs computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon’s common stock on the grant date. The grant date fair value of PSUs granted to the named executive officers in the designated year as part of Verizon’s annual long-term incentive award program and, in the case of Mr. McAdam, the special PSU award granted in 2011 in connection with his appointment to CEO, has been determined based on the vesting of 100% of the nominal PSUs awarded, which is the performance threshold the Company believed was most likely to be achieved under the grants on the grant date. The following table reflects the grant date fair value of these PSUs, as well as the maximum grant date fair value of these awards based on the closing price of Verizon’s common stock on the grant date if, due to the Company’s performance during the applicable performance cycle, the PSUs vested at their maximum level:

	Grant Date Fair Value of PSUs				Maximum Value of PSUs
Name	2011 ($)	2011 Special Award ($)	2012 ($)	2013 ($)	2011 ($)	2011 Special Award ($)	2012 ($)	2013 ($)
Mr. McAdam	5,250,034	7,000,031	5,250,033	5,625,037	10,500,068	14,000,062	10,500,066	11,250,074
Mr. Mead	2,283,755	NA	2,520,008	2,835,012	4,567,510	NA	5,040,016	5,670,024
Mr. Shammo	2,126,265	NA	2,205,002	2,441,260	4,252,530	NA	4,410,004	4,882,520
Mr. Stratton	NA	NA	2,126,270	2,283,759	NA	NA	4,252,540	4,567,518
Mr. Milch	1,875,025	NA	1,950,012	2,010,004	3,750,050	NA	3,900,024	4,020,008
[2]	The amounts in this column for 2013 reflect the 2013 Short-Term Plan award paid to the named executive officers in February 2014 as described on pages 34-37.
[3]	The amounts in this column for 2013 reflect the above-market earnings on amounts held in nonqualified deferred compensation plans. Messrs. Shammo and Stratton are not eligible for pension benefits. For Messrs. McAdam, Mead and Milch, for 2013 there was a reduction in pension value of $233,803, $48,231 and $13,162, respectively, based on the applicable calculation formula. In accordance with SEC rules, because the aggregate change in the actuarial present value of the accumulated benefit under the defined benefit plans was a negative number for 2013, the amounts shown in this column for 2013 for Messrs. McAdam, Mead and Milch reflect above-market earnings only. Verizon’s defined benefit plans were frozen as of June 30, 2006, and Verizon stopped all future benefit accruals under these plans as of that date. All accruals under the Verizon Wireless pension plan were frozen as of December 31, 2006.

[4]	The following table provides the detail for 2013 compensation reported in the “All Other Compensation” column:

Name	Personal Use of Company Aircraft[a] ($)	Personal Use of Company Vehicle[b] ($)	Company Contributions to the Qualified Savings Plan ($)	Company Contributions to the Nonqualified Deferral Plan ($)	Company Contributions to the Life Insurance Benefit[c] ($)	Other[d] ($)	All Other Compensation Total ($)
Mr. McAdam	120,304	4,293	19,050	315,233	168,253	153,741	780,874
Mr. Mead	0	0	19,050	104,241	144,444	18,899	286,634
Mr. Shammo	14,462	0	14,712	92,637	31,665	10,000	163,476
Mr. Stratton	0	0	19,050	83,184	27,199	10,000	139,433
Mr. Milch	0	0	19,050	78,742	21,918	10,000	129,710

[a]	The aggregate incremental cost of the personal use of a Company aircraft is determined by multiplying the total 2013 personal flight hours by the incremental aircraft cost per hour. The incremental aircraft cost per hour is derived by adding the annual aircraft maintenance costs, fuel costs, aircraft trip expenses and crew trip expenses, and then dividing by the total annual flight hours.
[b]	The aggregate incremental cost of the personal use of a Company vehicle is determined by (i) calculating the incremental vehicle cost per mile by dividing the annual lease and fuel costs by the total annual miles; (ii) multiplying the total 2013 personal miles by the incremental vehicle cost per mile; and (iii) adding the incremental driver cost (the 2013 driver hours for personal use multiplied by the driver’s hourly rate).
[c]	Executive life insurance is available to executives on a voluntary basis. Executives who choose to participate in this program are excluded from the basic and supplemental life insurance programs that Verizon provides to management employees. The executive owns the insurance policy and is responsible for paying the premiums. However, Verizon pays each executive an amount, which is shown in this column, that is equal to a portion of the premium. Executives who choose not to participate in the executive life insurance plan do not receive that payment. For all named executive officers the executive life insurance policy provides a death benefit equal to two times the sum of the executive’s base salary plus his short-term incentive opportunity at 67% of target level if the executive dies before a designated date. For Messrs. McAdam, Mead, Shammo and Stratton, this date is the latest of the participant’s retirement date, the date on which the participant reaches age 60 or the fifth anniversary of plan participation. For Mr. Milch, this date is the earlier of five years post-retirement or the date on which he reaches age 65.
[d]	This column represents the total amount of other perquisites and personal benefits provided. These other benefits consist of: (i) for Mr. McAdam, non-recurring expenses for home security; (ii) for Mr. Mead, financial planning services and personal travel; and (iii) for Messrs. Shammo, Stratton and Milch, financial planning services. The Company provides each of the named executive officers who elect to participate in the financial planning program with a financial planning benefit equal to the Company’s payment for the services, up to $10,000. The aggregate incremental cost of personal travel for Mr. Mead is equal to the direct expense related to his spouse’s attendance at a business event at the request of the Company. These expenses include lodging, ground transportation, meals and other travel-related items.
[5]	As described in footnote 1, this amount includes the grant date fair value of the special equity award granted to Mr. McAdam in 2011 in connection with his appointment to CEO, with 70% of the award opportunity in the form of PSUs and 30% in the form of RSUs, which may become payable after the completion of the five-year performance cycle ending July 31, 2016, provided that Mr. McAdam remains continuously employed, subject to the terms of the award agreements. The number of PSUs that will vest at the end of the five-year performance cycle will be determined based on Verizon’s average annual ROE during the performance cycle, and to the extent the performance criteria is achieved, the final award will include dividend equivalents that accrue on the vested portion of the award. No PSUs will vest unless Verizon’s average annual ROE meets the minimum threshold of 10%. If Verizon’s average annual ROE meets the target percentage of 15%, 100% of the nominal number of the PSUs granted will vest. A maximum of two times the nominal number of PSUs granted will vest if Verizon’s average annual ROE is at least 20%. If Verizon’s average annual ROE during the five-year performance cycle is greater than 10% but less than 15%, or is greater than 15% but less than 20%, the Committee will determine the extent to which the PSUs will vest, provided that the vested percentage must be between 50% and 100% and between 100% and 200%, respectively. The award will be settled in shares of Verizon common stock, and Mr. McAdam will be required to hold any shares he receives for at least two years following the vesting date unless he dies or becomes disabled.

Plan-Based Awards

The following table provides information about the 2013 awards granted under the Short-Term Plan and the Long-Term Plan to each named executive officer.

Grants of Plan-Based Awards

Name (a)	Type of Award[1]	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards[5] ($) (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Mr. McAdam	STIP	—	1,875,000	3,750,000	5,625,000
	PSU	3/8/2013				37,532	117,286	234,572				5,625,037
	RSU	3/8/2013							78,191			3,750,040
Mr. Mead	STIP	—	495,000	990,000	1,485,000
	PSU	3/8/2013				18,916	59,112	118,224				2,835,012
	RSU	3/8/2013							39,408			1,890,008
Mr. Shammo	STIP	—	426,250	852,500	1,278,750
	PSU	3/8/2013				16,289	50,902	101,804				2,441,260
	RSU	3/8/2013							33,935			1,627,523
Mr. Stratton	STIP	—	398,750	797,500	1,196,250
	PSU	3/8/2013				15,238	47,618	95,236				2,283,759
	RSU	3/8/2013							31,746			1,522,538
Mr. Milch	STIP	—	368,500	737,000	1,105,500
	PSU	3/8/2013				13,411	41,910	83,820				2,010,004
	RSU	3/8/2013							27,940			1,340,002

[1]	These awards are described in the Compensation Discussion and Analysis on pages 34-39.
[2]	The actual amount awarded in 2013 was paid in February 2014 and is shown in column (g) of the Summary Compensation Table on page 44.
[3]	These columns reflect the potential payout range of PSU awards granted in 2013 to our named executive officers in accordance with the Company’s annual long-term incentive award program, as described on pages 38-40. At the conclusion of the three-year performance cycle, payouts can range from 0% to 200% of the target number of units awarded based on Verizon’s relative TSR position as compared with the Related Dow Peers and Verizon’s cumulative free cash flow over the three-year performance cycle as described in more detail on pages 38-40. PSUs and the applicable dividend equivalents are paid only and to the extent that the applicable performance criteria for the award are achieved at the end of the award cycle. When dividends are distributed to shareholders, dividend equivalents are credited on the PSU awards in an amount equal to the dollar amount of dividends on the total number of PSUs credited as of the dividend distribution date and divided by the fair market value of the Company’s common stock on that date.
[4]	This column reflects the RSU awards granted in 2013 to the named executive officers in accordance with the Company’s annual long-term incentive award program. When dividends are distributed to shareholders, dividend equivalents are credited on the RSU awards in an amount equal to the dollar amount of dividends on the total number of RSUs credited as of the dividend distribution date and divided by the fair market value of the Company’s common stock on that date.
[5]	This column reflects the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon’s common stock on the grant date. For PSUs, the grant date fair value has been determined based on the vesting of 100% of the nominal PSUs awarded, which is the performance threshold the Company believes is the most likely to be achieved under the grants.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested[1] (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4] ($) (j)	Grant Date
Mr. McAdam	0	0	0	0	0	92,739	4,557,194	432,779	21,266,760	8/1/2011
						97,711	4,801,519	174,414	8,570,704	3/2/2012
						80,610	3,961,175	94,313	4,634,541	3/8/2013
Mr. Mead	0	0	0	0	0	46,902	2,304,764	83,719	4,113,952	3/2/2012
						40,627	1,996,411	47,534	2,335,821	3/8/2013
Mr. Shammo	0	0	0	0	0	41,038	2,016,607	73,254	3,599,702	3/2/2012
						34,985	1,719,163	40,932	2,011,398	3/8/2013
Mr. Stratton	0	0	0	0	0	39,573	1,944,617	70,638	3,471,151	3/2/2012
						32,728	1,608,254	38,291	1,881,620	3/8/2013
Mr. Milch	0	0	0	0	0	36,293	1,783,438	64,782	3,183,387	3/2/2012
						28,804	1,415,429	33,701	1,656,067	3/8/2013

[1]	The annual 2012 and 2013 RSU awards vest on December 31, 2014 and December 31, 2015, respectively. Mr. McAdam’s 2011 special RSU award vests on July 31, 2016. RSUs accrue quarterly dividends that are reinvested into the participant’s account as additional RSUs and will be included in the final RSU payment if the awards vest. This column includes dividend equivalent units that have accrued through December 31, 2013.
[2]	This column represents the value of the RSU awards listed in column (g) based on a share price of $49.14, the closing price of Verizon’s common stock on December 31, 2013.
[3]	The annual 2012 and 2013 PSU awards vest on December 31, 2014 and December 31, 2015, respectively. Mr. McAdam’s 2011 special PSU award vests on July 31, 2016. PSUs accrue quarterly dividends that are reinvested into the participant’s account as additional PSUs. PSUs and the applicable dividend equivalents are paid if and to the extent that the applicable PSU award vests. As required by SEC rules, the number of units in this column represents the 2012 PSU awards at a 119% vesting percentage, the 2013 PSU awards at a 78% vesting percentage, and Mr. McAdam’s 2011 special PSU Award at a 200% vesting percentage, in each case including accrued dividend equivalents through December 31, 2013 that will be paid to the executives if the awards vest at the indicated levels.
[4]	This column represents the value of the PSU awards listed in column (i) based on a share price of $49.14, the closing price of Verizon’s common stock on December 31, 2013.

Value Realized from Stock Options and Certain Stock-Based Awards

The following table reports the value realized from the vesting of the following stock-based awards for the named executive officers:

•	2011 PSUs that vested on December 31, 2013; and
•	2011 RSUs that vested on December 31, 2013.

The following table also reports the number of partnership value appreciation rights (“VARs”) Mr. McAdam exercised in 2013, which were granted to Mr. McAdam on March 31, 2004, by Verizon Wireless, his employer on that date. Mr. McAdam exercised his VARs in December 2013 in connection with the impending expiration date of the 10 year term of the award and the expiration of the VAR program on March 31, 2014.

In 2014, based on the Company’s relative TSR as compared with the Related Dow Peers, the Committee approved a vested percentage of 100% of the target number of PSU awards granted for the 2011-2013 performance cycle for all participants, including the named executive officers. The values of the 2011 PSU awards upon vesting for Mr. McAdam, Mr. Mead, Mr. Shammo, Mr. Stratton and Mr. Milch were $8,165,769, $3,552,093, $3,307,139, $2,799,689, and $2,916,366, respectively, and the value of the 2011 RSUs upon vesting for Mr. McAdam, Mr. Mead, Mr. Shammo, Mr. Stratton and Mr. Milch were $5,443,827, $2,368,062, $2,204,759, $1,866,497 and $1,944,244, respectively.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise[1] (#) (b)	Value Realized on Exercise[1] ($) (c)	Number of Shares Acquired on Vesting[2] (#) (d)	Value Realized on Vesting[2],[3] ($) (e)
Mr. McAdam	420,863	20,820,093	276,956	13,609,596
Mr. Mead	0	0	120,475	5,920,155
Mr. Shammo	0	0	112,167	5,511,898
Mr. Stratton	0	0	94,957	4,666,186
Mr. Milch	0	0	98,914	4,860,610

[1]	The option awards listed for Mr. McAdam represent VARs granted on March 31, 2004, by Verizon Wireless, his employer on that date. The value realized on exercise represents the difference between $63.36, the value of the corresponding Verizon Wireless partnership rights on the date the rights were exercised, and $13.89, the exercise price for such rights. The value of the Verizon Wireless partnership rights was determined by an independent third party valuation in November 2013, in accordance with the terms of the VARs and consistent with past practice.
[2]	The amounts include dividend equivalents that were credited on the PSU and RSU awards that vested on December 31, 2013 in accordance with the terms of the awards. The amounts in this column represent the number of shares acquired on vesting multiplied by $49.14, the closing price of Verizon’s common stock on December 31, 2013.
[3]	The amounts in this column include $2,960,078 for Mr. Mead and $466,619 for Mr. Stratton that were deferred under the Verizon Executive Deferral Plan in 2014 when the amounts would have otherwise been paid.

Pension Plans

Effective June 30, 2006, Verizon froze all future pension accruals under its management tax-qualified and nonqualified defined benefit pension plans. All accruals under the Verizon Wireless defined benefit retirement plan (tax-qualified and nonqualified) were frozen as of December 31, 2006. Each of the named executive officers other than Messrs. Shammo and Stratton is eligible for a frozen pension benefit.

Verizon Management Pension Plan and Verizon Excess Pension Plan.    The Verizon Management Pension Plan is a tax-qualified defined benefit pension plan and the Verizon Excess Pension Plan is a nonqualified defined benefit pension plan. Messrs. Mead and Milch are eligible for benefits under the Verizon Management Pension Plan and the Verizon Excess Pension Plan. Mr. McAdam is not eligible for benefits under either of these plans because he was employed by Verizon Wireless prior to January 1, 2007. Under the Verizon Management Pension Plan and the Verizon Excess Pension Plan, the normal retirement age is age 65 with at least 5 years of service and the early retirement age for unreduced benefits is age 55 with 15 or more years of service, and total age plus years of service equal to at least 75. Messrs. Mead and Milch are eligible for early retirement benefits under the Verizon Management Pension Plan and the Verizon Excess Pension Plan. For Messrs. Mead and Milch, their benefit under the Verizon Excess Pension Plan is based on the cash balance formula noted below, and each of them is vested in the benefit.

Until June 30, 2006, Mr. Milch earned pension benefits under a cash balance formula that provided for retirement pay credits equal to between four and seven percent (depending on age and service) of annual eligible pay for each year of service. Under the cash balance formula, a participant’s account balance is also credited with monthly interest based upon the prevailing market yields on certain U.S. Treasury obligations. Eligible pay under the Verizon Management Pension Plan consisted of the employee’s base salary and the short-term incentive award, up to the IRS qualified plan compensation limit. Pension benefits for all eligible pay in excess of the IRS limit were provided under the Verizon Excess Pension Plan based on the cash balance formula. At the time that the tax-qualified and nonqualified pension plans were frozen to future pension accruals on June 30, 2006, plan participants were provided with a one-time additional 18 months of benefits as a transition matter.

As a former employee of GTE Wireless Incorporated, Mr. Mead earned a pension benefit under the Verizon Management Pension Plan based on the better of two highest average pay formulas. The first formula was based on 1.35% of his average annual eligible pay for the five highest consecutive eligible years of service. The second formula was based on eligible pay for the five highest consecutive eligible years of service and was integrated with social security, with a 1.15% accrual for eligible pay under the social security integration level and a 1.45% accrual above the social security integration level. Both of these formulas were discontinued on May 31, 2004 for former GTE Wireless Incorporated employees employed by Verizon Wireless, and Mr. Mead ceased to accrue a pension under those formulas on May 31, 2004. Effective October 23, 2005, Mr. Mead transferred from Verizon Wireless to Verizon, and he started to again earn a pension under the better of (i) the 1.35% highest average pay formula or (ii) the cash balance formula. Mr. Mead’s service with Verizon Wireless from June 1, 2004 through October 22, 2005 was excluded from any pension calculation. As noted above, accruals under the 1.35% highest average pay formula and cash balance formula were frozen effective June 30, 2006.

At the time of Mr. Mead’s transfer from Verizon Wireless to Verizon effective October 23, 2005, the value of his nonqualified benefit was determined as a lump sum, and a nonqualified cash balance account was created under the Verizon Excess Pension Plan using this value as the opening balance as of November 1, 2005. Mr. Mead earned retirement pay credits equal to 7% (based on age and eligible service) of annual eligible pay in excess of the pay cap for each year of service after October 23, 2005, including monthly interest credits. As noted above, accruals under the nonqualified cash balance formula were frozen effective June 30, 2006.

Verizon Wireless Retirement Plan.    In 2001, Verizon Wireless consolidated the pension plans of several predecessor companies under the Verizon Wireless Retirement Plan. Mr. McAdam is entitled to both a tax-qualified and a nonqualified pension benefit under this plan. Mr. McAdam’s tax-qualified pension benefit was determined under two formulas: (i) for the period from January 1, 2001 until May 31, 2004, a cash balance formula that provided pay credits equal to two percent of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant’s account balance is also credited on an ongoing basis with interest credits based upon the 30-year Treasury bond); and (ii) a final average pay formula based on 24 years of service multiplied by 1.45% of Mr. McAdam’s average annual eligible pay for the five final consecutive years for each year of service through the end of 2006. The normal retirement age under the Verizon Wireless Retirement Plan is 65. The early retirement age (for unreduced benefits) under the plan is 55. Mr. McAdam is eligible for unreduced early retirement benefits under the plan. Mr. McAdam’s nonqualified plan benefit was determined using the 1.45% final average pay formula and was calculated based on 10 years of service and only included his eligible pay in excess of the IRS compensation limit through the end of 2006, at which time no further adjustments to eligible pay were recognized under the plan. For Mr. McAdam, eligible pay consisted of base salary and the short-term incentive award. No participant under the plan was eligible for cash balance credits under the nonqualified portion of the plan.

The following table illustrates the actuarial present value as of December 31, 2013 of pension benefits accumulated by the named executive officers, other than Messrs. Shammo and Stratton who are not eligible for pension benefits.

Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit[1] ($) (d)	Payments During Last Fiscal Year ($) (e)
Mr. McAdam	Verizon Wireless Retirement Plan - Qualified	30	1,082,237	0
	Verizon Wireless Retirement Plan - Nonqualified	10[2]	1,630,091	0
Mr. Mead	Verizon Management Pension Plan	35	1,260,100	0
	Verizon Excess Pension Plan	8[2]	3,427,986	0
Mr. Milch	Verizon Management Pension Plan	20	167,319	0
	Verizon Excess Pension Plan	9[2]	102,526	0

[1]

The values are based on the assumptions for the actuarial determination of pension benefits as required by the relevant accounting standards as described in note 11 to the Company’s consolidated financial statements for the year ended December 31, 2013, as included in the Company’s 2013 Annual Report to Shareowners. However, in accordance with the requirements for this table, the values are calculated using the executive’s retirement at the earliest age at which he can retire without having the retirement benefit reduced under the plan. For Mr. McAdam, the assumptions are generally the same as described above.
[2]	The years of credited service for each of Messrs. McAdam, Mead and Milch with respect to the applicable plan is less than the named executive officer’s number of actual years of service with the Company. For Mr. McAdam, the 10 years of credited service represents the period over which he earned a benefit in the nonqualified portion of the Verizon Wireless Pension Plan. For Mr. Mead and Mr. Milch, the 8 and 9 years of credited service represent the periods over which they earned a benefit in the Verizon Excess Pension Plan, respectively.

Defined Contribution Savings Plans

The named executive officers are participants in the Company’s tax-qualified defined contribution savings plan, the Verizon Management Savings Plan, which is referred to as the Savings Plan, and its nonqualified defined contribution savings plan, the Verizon Executive Deferral Plan, which is referred to as the Deferral Plan. The named executive officers participate in these plans on the same terms as other participants in these plans.

Under the terms of the Savings Plan, participants are eligible to defer up to 16% of their eligible pay into the Savings Plan up to the IRS qualified plan compensation limit. Verizon provides a matching contribution equal to 100% of the first 6% of eligible pay that any participant contributes to the Savings Plan. Under the Deferral Plan, a participant may defer up to 100% of base salary in excess of the IRS qualified plan compensation limit, short-term incentive compensation and long-term incentive compensation. Verizon provides a matching contribution equal to 100% of the first 6% of base salary and short-term incentive compensation that a participant contributes to the Deferral Plan. Deferrals of long-term incentive compensation, such as PSUs and RSUs, are not eligible for Company matching contributions. Participants in the Savings Plan and the Deferral Plan are eligible for an additional discretionary profit-sharing contribution of up to 3% of eligible pay, in the case of the Savings Plan, and eligible deferrals, in the case of the Deferral Plan. In determining whether to make a profit-sharing contribution, the Committee uses the same criteria it uses to determine the short-term incentive award paid to employees at the corporate level. For 2013, the discretionary contribution was 3.0%.

Messrs. McAdam, Mead, Shammo and Stratton were participants in the Verizon Wireless Executive Deferral Plan while they were employed at Verizon Wireless. Under the Verizon Wireless Executive Deferral Plan, a participant may defer up to 100% of base salary in excess of the IRS qualified plan compensation limit and short-term incentive compensation. Verizon Wireless provides a matching contribution equal to 100% of the first 6% of base salary and short-term incentive compensation that a participant contributes to the plan. Participants are eligible for an additional discretionary profit-sharing contribution to the Verizon Wireless Executive Deferral Plan of up to 3% of eligible pay and eligible deferrals. In determining whether to make a profit-sharing contribution, the Verizon Wireless Human Resources Committee uses the same criteria used to determine the short-term incentive award paid to employees at the corporate level.

Participants in the Deferral Plan and the Verizon Wireless Executive Deferral Plan may elect to invest their deferrals in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody’s Investor Services or in the other hypothetical investment options available to all plan participants under the Savings Plan. Participants in the Deferral Plan and the Verizon Wireless Executive Deferral Plan may generally elect to receive their benefits in a lump sum or installments, commencing on a separation from service or specific date elected by the participant.

Messrs. Mead and Milch also have account balances under the Income Deferral Plan (referred to as the IDP). The IDP is a nonqualified deferred compensation plan that was the predecessor to the Deferral Plan. The IDP was amended to freeze the accrual of benefits under the plan as of the close of business on December 31, 2004. Participants in the IDP no longer accrue any additional benefits other than market-based investment earnings or losses on their individual accounts. No new deferrals were permitted after 2004. Participants retain the ability to invest their frozen accounts in the investment options available under the plan. Participants in the IDP do not receive matching contribution credits or retirement credits under the plan.

Messrs. McAdam, Mead, Shammo and Stratton also have account balances under the Verizon Wireless Executive Savings Plan (referred to as the ESP). The ESP is a nonqualified deferred compensation plan that was the predecessor to the Verizon Wireless Executive Deferral Plan. The ESP was amended to freeze the accrual of benefits under the plan as of the close of business on December 31, 2004. Participants in the ESP no longer accrue any additional benefits other than market-based investment earnings or losses on their individual accounts. No new deferrals were permitted after 2004. Participants retain the ability to invest their frozen accounts in the investment options available under the ESP. Participants in the ESP do not receive matching contribution credits or retirement credits under the plan.

The following table shows the 2013 account activity for each named executive officer and includes each executive’s contributions, Company matching contributions, earnings, withdrawals and distributions and the aggregate balance of his total deferral account as of December 31, 2013.

Nonqualified Deferred Compensation

Name (a)		Executive Contributions in Last FY1 ($) (b)	Registrant Contributions in Last FY2 ($) (c)	Aggregate Earnings in Last FY3 ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE[4] ($) (f)

Mr. McAdam	Verizon Executive Deferral Plan	262,546	315,233	511,477	0	5,416,347
	Verizon Wireless Executive Deferral Plan	0	0	20,004	0	457,760
	Verizon Wireless Executive Savings Plan	0	0	95,122	0	2,176,724
Mr. Mead	Verizon Executive Deferral Plan	4,111,189	104,241	1,066,373	0	16,466,004
	Verizon Income Deferral Plan	0	0	12,648	0	289,423
	Verizon Wireless Executive Deferral Plan	0	0	82,594	0	1,890,019
	Verizon Wireless Executive Savings Plan	0	0	84,436	0	1,506,474
Mr. Shammo	Verizon Executive Deferral Plan	71,915	92,637	501,553	0	3,511,396
	Verizon Wireless Executive Deferral Plan	0	0	6,085	0	139,253
	Verizon Wireless Executive Savings Plan	0	0	151,171	0	1,332,465
Mr. Stratton	Verizon Executive Deferral Plan	395,023	83,184	491,071	0	3,674,118
	Verizon Wireless Executive Deferral Plan	0	0	232,975	0	2,250,558
	Verizon Wireless Executive Savings Plan	0	0	394,201	0	3,601,454
Mr. Milch	Verizon Executive Deferral Plan	833,250	78,742	476,497	0	4,514,169
	Verizon Income Deferral Plan	0	0	416,420	0	5,314,501

[1]	Of the amounts listed in this column, the following amounts are also included in the Summary Compensation Table in columns (c) and (j): for Mr. McAdam, $73,546; for Mr. Mead, $156,442; for Mr. Shammo, $30,335; for Mr. Stratton, $161,135; and for Mr. Milch, $24,669.
[2]	The amounts listed in this column are also included in columns (i) and (j) of the Summary Compensation Table.
[3]	Of the amounts listed in this column, the following amounts are also included in the Summary Compensation Table in columns (h) and (j): for Mr. McAdam, $64,886; for Mr. Mead, $199,644; for Mr. Shammo, $10,475; for Mr. Stratton, $37,128; and for Mr. Milch, $73,527.
[4]	The aggregate amounts shown in columns (e) and (f) include the following amounts that were reported as compensation to the named executive officer in the Summary Compensation Table in previous proxy statements of the registrant:

•	For Mr. McAdam, a total of $2,655,543 was reported (2008 to 2013);
•	For Mr. Mead, a total of $1,437,873 was reported (2011 to 2013);
•	For Mr. Shammo, a total of $479,446 was reported (2011 to 2013);
•	For Mr. Stratton, a total of $469,484 was reported (2013); and
•	For Mr. Milch, a total of $329,291 was reported (2012 to 2013).

Potential Payments upon Termination or Change in Control

The following summaries and tables describe and quantify the potential payments and benefits that would be provided to each of our named executive officers if a termination of employment or change in control of Verizon had occurred at the end of 2013 under Verizon’s compensation plans and agreements.

Payments Made upon Termination

Regardless of the manner in which a named executive officer’s employment terminates, the executive is entitled to receive amounts earned during the term of employment. This includes amounts accrued and vested under our pension plans and nonqualified deferred compensation plans, which are reported in the “Pension Benefits” and “Nonqualified Deferred Compensation” tables above. Those benefits are not included in the summaries and tables below.

In addition, amounts earned under our 2013 Short-Term Plan awards and amounts earned under our 2011 Long-Term Plan awards are not included in the summaries or tables below. Amounts earned under our 2013 Short-Term Plan awards are discussed in the Compensation Discussion and Analysis on pages 34-37 and are reported in the Summary Compensation Table on page 44. Amounts earned under our 2011 Long-Term Plan awards are discussed in the Compensation Discussion and Analysis on pages 38-40 and are reported in the Option Exercises and Stock Vested table on page 48. If a named executive officer’s employment had terminated on December 31, 2013 for any reason other than for cause, the full amount of the 2013 Short-Term Plan award and the full amount of the 2011 Long-Term Plan awards in each case to the extent earned, would have been payable. These amounts would be determined and payable at the same time as awards are determined and paid to participating employees generally under those plans. In the event of a termination for cause, no amount would have been payable under these awards.

Potential Payments upon Qualifying Separation or Involuntary Termination Without Cause

Mr. McAdam. As Chairman and CEO, Mr. McAdam is not eligible to participate in the Senior Manager Severance Plan described below. Mr. McAdam is also not a party to an employment agreement with Verizon or any other agreement that would provide him with cash severance benefits in the event his employment is involuntarily terminated by Verizon without cause.

Senior Manager Severance Plan.  Verizon provides severance benefits to certain employees, including all of the named executive officers other than the Chairman and CEO, under its Senior Manager Severance Plan. Under the plan, a named executive officer is eligible to receive severance benefits if he experiences a “qualifying separation” from Verizon, which is generally defined as an involuntary termination by Verizon without cause, a voluntary termination by the executive solely due to the executive’s refusal to accept a qualifying reclassification or relocation (as those terms are defined in the plan) or a determination by the independent members of the Board that the named executive officer has incurred a qualifying separation. A severance benefit, if triggered, is payable to an executive only if the executive executes a release of claims against Verizon in the form satisfactory to Verizon and agrees not to compete or interfere with any Verizon business for a period of one year after termination from employment and always to protect Verizon’s trade secrets and proprietary information.

If a named executive officer incurs a qualifying separation under the plan, he is eligible to receive the following benefits: (i) a lump-sum cash separation payment equal to two times the sum of his base salary and target short-term incentive opportunity; and (ii) continued medical, dental and vision coverage for two years.

In addition, if the executive’s qualifying separation occurs prior to the last day of the year, the executive will receive a prorated Short-Term Plan award for the year in which the termination occurs, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are payable to participating employees generally under the plan. To the extent that an executive also becomes eligible for severance benefits under any outstanding agreement, plan or any other arrangement, the executive’s cash severance payment under the Senior Manager Severance Plan will be reduced on a dollar-for-dollar basis by the amount or single-sum value of the severance benefits payable to the executive under such other agreement, plan or arrangement.

Other Benefits.  Upon an involuntary termination of employment without cause, a named executive officer would also be eligible to receive financial planning and outplacement services for one year following termination on the same basis as provided to other senior executives. However, executives will only be entitled to receive financial planning services if they participate in the program in the year in which their employment terminates. Mr. McAdam did not participate in the financial planning program in 2013 and, as a result, would not have been entitled to receive financial planning services if his employment had terminated on the last business day of 2013. In addition, under the terms of the executive life insurance plan, each named executive officer who is retirement eligible upon termination and who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual payment from Verizon to pay a portion of the annual premium until (i) in the case of Messrs. McAdam, Mead, Shammo and Stratton, the latest of the executive’s attainment of age 60, the completion of 5 years of plan participation or qualifying retirement; or (ii) in the case of Mr. Milch, the later of the executive’s attainment of age 65 or 15 years of plan participation. Retirement eligibility is generally defined as having attained 75 points (age plus years of service) with at least 15 years of service. As of December 31, 2013, Mr. Mead had attained plan maturity and would not have been entitled to receive any additional payments from Verizon with respect to this benefit if his employment had terminated on the last business day of 2013.

Estimated Payments.  The following table shows Verizon’s estimate of the amount of benefits the named executive officers would have been entitled to receive had their employment been involuntarily terminated without cause or terminated for good reason on the last business day of 2013 and had incurred a qualifying separation under the Senior Manager Severance Plan.

Name	Cash Separation Payment ($)	Continued Health Benefits[1] ($)	Outplacement Services ($)	Financial Planning[2] ($)	Executive Life Insurance Benefit[3] ($)
Mr. McAdam	0	0	0	0	163,157
Mr. Mead	3,780,000	24,700	14,500	10,000	0
Mr. Shammo	3,255,000	37,057	14,500	10,000	182,534
Mr. Stratton	3,045,000	37,057	14,500	10,000	181,859
Mr. Milch	2,814,000	37,057	14,500	10,000	134,853

[1]	The amounts reflect Verizon’s estimated cost of providing medical, dental and vision coverage for two years.
[2]	Mr. McAdam did not participate in the financial planning program in 2013 and, as a result, would not have been entitled to receive financial planning services if his employment had terminated on the last business day of 2013.
[3]	If Mr. Mead had retired on December 31, 2013, he would not have been entitled to receive additional company contributions because he had reached plan maturity as of that date.

Potential Payments upon Death, Disability or Retirement

Under the terms of the executive life insurance plan, in the event of disability or a qualifying retirement, a named executive officer who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual payment from Verizon to pay a portion of the annual premium until: (i) in the case of Messrs. McAdam, Mead, Shammo and Stratton, the latest of the executive’s attainment of age 60, the completion of 5 years of plan participation or qualifying retirement, or (ii) in the case of Mr. Milch, the later of the executive’s attainment of age 65 or 15 years of plan participation. If the named executive officer dies, his beneficiary would be entitled to receive the proceeds of the life insurance policy owned by the executive, payable by the third-party issuer of the policy. As of December 31, 2013, Mr. Mead had attained plan maturity and was no longer eligible to receive any additional payments from Verizon with respect to this benefit if his employment had terminated on the last business day of 2013.

Under the Short-Term Plan, if the named executive officer’s employment terminates due to death, disability or a qualifying retirement prior to the last day of the year, the executive would be eligible for a prorated Short-Term Plan award for the year in which the termination date occurred, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are generally payable to participating employees under the plan. As described above, if the executive’s employment terminates on the last day of the year for any reason other than for cause, the full amount of the Short-Term Plan award, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year, would have been payable.

In addition, upon death, disability or a qualifying retirement, each named executive officer would also be eligible to receive financial planning services for one year following termination on the same basis as provided to other senior executives, provided that they participated in the program in the year in which their employment terminates. Upon disability, the named executive officers would also be eligible for disability benefits under the tax-qualified and nonqualified disability plans.

Estimated Payments.  The following table shows Verizon’s estimate of the amount of benefits the named executive officers would have been entitled to receive had their employment terminated due to death, disability or qualifying retirement on the last business day of 2013.

Name	Executive Life Insurance Benefit[1] ($)	Disability Benefit[2] ($)	Financial Planning[3] ($)
Mr. McAdam
Death	8,026,000	0	0
Disability	163,157	1,333,661	0
Retirement	163,157	0	0
Mr. Mead
Death	1,800,000	0	10,000
Disability	0	1,228,443	10,000
Retirement	0	0	10,000
Mr. Shammo
Death	2,694,000	0	10,000
Disability	182,534	420,677	10,000
Retirement	182,534	0	10,000
Mr. Stratton
Death	2,520,000	0	10,000
Disability	181,859	423,793	10,000
Retirement[4]	0	0	0
Mr. Milch
Death	2,328,000	0	10,000
Disability	134,853	1,768,505	10,000
Retirement	134,853	0	10,000

[1]	In the event of death, the amount represents the proceeds from the life insurance policy owned by the named executive officer, payable from the third-party issuer of the policy. In the event of disability or retirement, the amount, if any, represents the total amount of annual payments to the named executive officer to pay a portion of the annual premium of the life insurance policy owned by him, provided that the named executive officer continues to pay the annual premiums pursuant to the terms of the executive life insurance program. If Mr. Mead had retired on December 31, 2013, he would not have been entitled to receive additional company contributions because he had reached plan maturity as of that date.
[2]	Assumes that each named executive officer would be immediately eligible for long-term disability benefits from Verizon’s qualified and nonqualified disability benefit plans. Messrs. Shammo and Stratton do not participate in the nonqualified portion of the disability benefit. The assumptions used to calculate the value of the disability benefits include a discount rate of 5.0% and mortality and recovery based on the 1987 National Association of Insurance Commissioners Group Disability Table. These rates represent the probability of death or recovery between the date of disability and the payment end date. The qualified portion of the disability benefit for Messrs. McAdam, Mead, Shammo, Stratton and Milch is estimated at $445,974, $410,789, $420,677, $423,793 and $591,385, respectively, and the nonqualified portion of the disability benefit for Messrs. McAdam, Mead and Milch is estimated at $887,687, $817,654, and $1,177,120, respectively. In order to receive the nonqualified portion of the disability benefit, the executive must pay the premium associated with the qualified portion of the benefit.
[3]	Mr. McAdam did not participate in the financial planning program in 2013 and, as a result, would not have been entitled to receive financial planning services if his employment had terminated on the last business day of 2013.
[4]	Mr. Stratton would not have been entitled to receive executive life insurance benefits or financial planning benefits because he had not fulfilled the eligibility requirements for retirement under the terms of those programs on the last business day of 2013.

Potential Payments upon Change in Control

Verizon does not maintain any plans or arrangements that provide for any named executive officer to receive cash severance or any other cash payments in connection with a change in control of Verizon. If the named executive officer’s employment terminates in connection with or following a change in control, he would be eligible for the same benefits, if any, that would become payable to the executive upon his termination under the circumstances as described above. Under the Short-Term Plan, if a change in control occurs, all outstanding awards will vest and become payable on the regularly scheduled payment date.

Equity Awards

As is the case for all participants under the terms of the Long-Term Plan and the applicable award agreements, upon an involuntary termination of employment without cause, death, disability or qualifying retirement, each named executive officer’s then unvested RSUs will vest and be paid on the regularly scheduled payment date after the end of the applicable award cycle and each named executive officer’s then unvested PSUs will vest and be paid on the regularly scheduled payment date after the end of the applicable award cycle, but only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle. However, Mr. McAdam’s special PSU and RSU awards granted in 2011 will be forfeited if Mr. McAdam retires prior to July 31, 2016. Under the Long-Term Plan, a qualifying retirement generally means to retire after having attained at least 15 years of vesting service (as defined under the applicable Verizon tax-qualified savings plan) and a combination of age and years of vesting service that equals or exceeds 75 points. As of December 31, 2013, Messrs. McAdam, Mead, Shammo and Milch were retirement-eligible under the Long-Term Plan.

In addition, under the terms of the Long-Term Plan and the applicable award agreements, if, in the 12 months following a change in control of Verizon, a participant’s employment is involuntarily terminated without cause, all then-unvested RSUs will vest and be paid on the regularly scheduled payment date after the end of the applicable award cycle and all then-unvested PSUs will vest at target level performance and be paid on the regularly scheduled payment date after the end of the applicable award cycle.

Under the Long-Term Plan, a change in control of Verizon is generally defined as the occurrence of any of the following:

•	Any person becomes a beneficial owner of shares representing twenty percent or more of Verizon’s outstanding voting stock;
•	Verizon consummates a merger, consolidation, reorganization or any other business combination; or
•	The Board adopts resolutions authorizing the liquidation or dissolution, or sale of all or substantially all of the assets, of Verizon.

However, a change in control will not occur if:

•	The amount of Verizon voting stock outstanding immediately before the transaction represents at least forty-five percent of the combined voting power of the corporation that survives the transaction;
•	Verizon Directors constitute at least one-half of the board of directors of the surviving corporation;
•	Verizon’s CEO is the CEO of the surviving corporation; and
•	The headquarters of the surviving corporation is located in New York, New York.

Estimated Payments.    The following table shows the estimated value of the payouts that the named executive officers could have received in respect of their outstanding unvested equity awards if any of the following events occurred on the last business day of 2013: (i) a change in control of Verizon without a termination of employment; (ii) a change in control of Verizon and an involuntary termination of employment without cause; and (iii) a termination of employment as a result of an involuntary termination without cause, qualifying retirement, or death or disability. The amounts represent the estimated value of the RSU and PSU awards granted in 2012 and 2013, and in addition for Mr. McAdam, his special 2011 PSU and RSU awards, that would have been payable pursuant to the terms of the award agreements, calculated using the total number of units (including accrued dividends) on the last business day of 2013 and $49.14, Verizon’s closing stock price on that date, and for the PSUs, assuming the award would vest at target performance levels. The actual amount payable under these awards can be determined only at the time the awards would be paid.

Name	Change In Control Without Termination ($)	Change In Control And Termination Without Cause ($)	Termination Without Cause ($)	Retirement[1] ($)	Death or Disability ($)
Mr. McAdam	0	37,097,309	37,097,309	21,906,710	37,097,309
Mr. Mead	0	10,752,913	10,752,913	10,752,913	10,752,913
Mr. Shammo	0	9,339,450	9,339,450	9,339,450	9,339,450
Mr. Stratton	0	8,882,153	8,882,153	0	8,882,153
Mr. Milch	0	7,997,191	7,997,191	7,997,191	7,997,191

[1]	Mr. Stratton would not have been entitled to receive any amount in respect of his outstanding unvested equity awards upon retirement because he had not met the eligibility requirements for retirement under the terms of the Long-Term Plan on the last business day of 2013.

Non-Employee Director Compensation

In 2013, each non-employee Director of Verizon received an annual cash retainer of $100,000. Any Director who served on the Board for less than the full year received an amount pro-rated to reflect the portion of the year he or she served. The Corporate Governance and Policy and Finance Committee Chairpersons received an additional annual cash retainer of $15,000, the Audit and Human Resources Committee Chairpersons received an additional annual cash retainer of $25,000, and the Presiding Director received an additional annual cash retainer of $10,000. Each Director also received an annual grant of Verizon share equivalents valued at $150,000 on the grant date. No meeting fees were paid if a Director attended a Board or Committee meeting on the day before or the day of a regularly scheduled Board meeting. Each Director who attended such a meeting held on any other date received a meeting fee of $2,000.

In addition, in 2013, the Board established a committee composed of Mr. Price (Chairperson), Ms. Keeth and Ms. Tesija to assist the Board in responding to a shareholder demand. The Chairperson received a cash retainer of $5,000, and each Committee member received a meeting fee of $2,000 for each of the three meetings held by the Committee during 2013.

A new Director who joins the Board receives a one-time grant of 3,000 Verizon share equivalents valued at the closing price on the date that the Director joins the Board.

All share equivalents are automatically credited to the Director’s deferred compensation account under the Verizon Executive Deferral Plan and invested in a hypothetical Verizon stock fund. Amounts in the deferred compensation account are paid in a lump sum in the year following the year that the Director leaves the Board.

Under the Verizon Executive Deferral Plan, Directors may defer all or part of their annual cash retainer and meeting fees. A Director may elect to invest these amounts in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody’s Investor Services or in the other hypothetical investment options available to participants in Verizon’s Management Savings Plan.

Directors who served as directors of NYNEX Corporation participate in a charitable giving program. Under this program, when a participant retires from the Board or attains age 65 (whichever occurs later) or dies, one or more charitable contributions in the aggregate amount of $1,000,000 are made, payable in ten annual installments. Directors who served as directors of GTE Corporation participate in a similar program for which the aggregate contribution is $1,000,000, payable in five annual installments commencing upon the Director’s death. The GTE and NYNEX programs are financed through the purchase of insurance on the life of each participant. The charitable giving programs are closed to future participants. In 2013, the aggregate cost of maintaining and administering the legacy charitable giving programs for all participants was $62,185.

The Directors are eligible to participate in the Verizon Foundation Matching Gifts Program. Under this program, which is open to all Verizon employees, the Foundation matches up to $5,000 per year of charitable contributions to accredited colleges and universities, $1,000 per year of charitable contributions to any non-profit with 501(c)(3) status, and $1,000 per year of charitable donations to designated disaster relief campaigns.

Director Compensation

Name (a)	Fees Earned or Paid in Cash[1] ($) (b)	Stock Awards[2] ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($) (f)	All Other Compensation[4] ($) (g)	Total ($) (h)
Shellye L. Archambeau	8,333	160,280	0	0	0	0	168,613
Richard L. Carrión*	122,500	150,000	0	0	4,217	0	276,717
Melanie L. Healey	124,000	150,000	0	0	0	5,750	279,750
M. Frances Keeth	134,000	150,000	0	0	0	0	284,000
Robert W. Lane	128,000	150,000	0	0	4,462	0	282,462
Sandra O. Moose*	153,000	150,000	0	0	7,776	5,000	315,776
Joseph Neubauer*	149,000	150,000	0	0	0	0	299,000
Donald T. Nicolaisen*	153,000	150,000	0	0	0	0	303,000
Clarence Otis, Jr.	128,000	150,000	0	0	10,692	0	288,692
Hugh B. Price*	135,000	150,000	0	0	1,471	5,000	291,471
Rodney E. Slater	122,000	150,000	0	0	0	0	272,000
Kathryn A. Tesija	132,000	150,000	0	0	832	0	282,832
Gregory D. Wasson	109,333	265,160	0	0	0	6,000	380,493

*	Denotes a Chairperson of a standing or special committee.
[1]	This column includes all fees earned or paid in 2013, whether the fee was paid in 2013 or deferred.
[2]	For each Director this column reflects the grant date fair value of the Director’s 2013 annual stock award computed in accordance with FASB ASC Topic 718. For Ms. Archambeau, this column reflects the grant date fair value of her annual share equivalents award valued at $12,500, which was prorated to reflect the portion of the year that she served on the Board, and includes the one-time grant of 3,000 Verizon share equivalents with the grant date fair value of $147,780 that she received upon her appointment to the Board effective December 1, 2013, in each case based on the closing price of Verizon’s common stock on the grant date. For Mr. Wasson, this column reflects the grant date fair value of his annual share equivalents award valued at $125,000, which was prorated to reflect the portion of the year that he served on the Board, and includes the one-time grant of 3,000 Verizon share equivalents with the grant date fair value of $140,160 that he received upon his appointment to the Board effective March 1, 2013, in each case based on the closing price of Verizon’s common stock on the grant date. The following reflects the aggregate number of share equivalent awards and the aggregate number of option awards outstanding as of December 31, 2013 for each person who served as a non-employee Director during 2013: Shellye Archambeau, 3,254 and 0; Richard Carrión, 90,366 and 0; Melanie Healey, 11,007 and 0; M. Frances Keeth, 38,399 and 0; Robert Lane, 48,982 and 0; Sandra Moose, 80,085 and 0; Joseph Neubauer, 99,201 and 7,798; Donald Nicolaisen, 45,615 and 0; Clarence Otis, Jr., 44,994 and 0; Hugh Price, 70,160 and 0; Rodney Slater, 20,131 and 0; Kathryn Tesija, 6,646 and 0; and Gregory Wasson, 5,851 and 0.
[3]	This column reflects above-market earnings on nonqualified deferred compensation plans. Non-employee Directors do not participate in any defined benefit pension plan.
[4]	This column reflects matching contributions made on the Directors’ behalf under the Verizon Foundation Matching Gift Program.

Security Ownership of Certain Beneficial Owners and Management

Principal Shareholders

On March 3, 2014, there were approximately [XX] billion shares of Verizon common stock outstanding and each share is entitled to one vote. The following table sets forth information about persons we know to beneficially own more than five percent of the shares of Verizon common stock, based on our records and information reported in filings with the SEC. To the extent that information in the table is based on information contained in an SEC filing, it is accurate only as of the date referenced in the filing. On February 21, 2014 in connection with the Verizon Wireless transaction, we issued approximately 1.27 billion shares, thereby increasing our outstanding common stock by approximately 45%. As a result, it is possible that shareholders’ percentage interest in our outstanding common stock has changed significantly since that date.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock Inc. 40 East 52nd Street New York, New York 10022	169,544,335	5.9%

*	This information is based on a Schedule 13G filed with the SEC on February 10, 2014 by BlackRock Inc., setting forth information as of December 31, 2013. The Schedule 13G states that BlackRock Inc. has sole voting power with respect to 137,363,936 shares and shared voting power with respect to 17,014 shares and sole dispositive power with respect to the 169,527,321 shares and shared dispositive power with respect to 17,014 shares.

Directors and Executive Officers

In the following table, you can find information showing the number of shares of Verizon common stock beneficially owned by each of the named executive officers, each Director and all executive officers and Directors as a group as of January 31, 2014. This information includes shares held in Verizon’s employee savings plans and shares that may be acquired within 60 days pursuant to the exercise of stock options and/or the conversion of certain stock units under deferred compensation plans. The aggregate number of shares owned by executive officers and Directors represents less than one percent of the total number of outstanding shares of Verizon common stock. Unless we have indicated otherwise, each individual and/or his or her family member(s) has or have sole or shared voting and/or investment power with respect to the securities. Executive officers and Directors also have interests in other stock-based units under Verizon deferred compensation plans and stock-based long-term incentive awards. We have included these interests in the “Total Stock-based Holdings” column in the table below to show the total economic interest that the executive officers and Directors have in Verizon common stock.

Name	Stock[1]	Total Stock- based Holdings[2]
Named Executive Officers:
Lowell McAdam*	322,191	1,298,685
Daniel Mead	46,164	434,492
Francis Shammo	73,686	410,817
John Stratton	53,197	378,090
Randal Milch	76,131	345,210

Directors:
Shellye Archambeau	—	3,254
Richard Carrión	4,451	91,626
Melanie Healey	—	11,007
M. Frances Keeth	—	38,399
Robert Lane	—	48,982
Sandra Moose	—	80,085
Joseph Neubauer	24,859	145,348
Donald Nicolaisen	—	45,615
Clarence Otis, Jr.	3,000	47,994
Hugh Price	2,559	70,218
Rodney Slater	—	20,131
Kathryn Tesija	—	6,646
Gregory Wasson	—	5,851
All of the above and other executive officers as a group[3]	811,605	4,734,567

*	Mr. McAdam also serves as a Director.
[1]	In addition to direct and indirect holdings, the “Stock” column includes shares that may be acquired within 60 days pursuant to the conversion of RSUs granted in 2011 as follows: 109,531 shares for Mr. McAdam; 23,823 shares for Mr. Mead; 44,360 shares for Mr. Shammo; 33,779 shares for Mr. Stratton; and 39,119 shares for Mr. Milch. The “Stock” column also includes shares that may be acquired within 60 days pursuant to the conversion of certain stock units under deferred compensation plans as follows: 12,771 shares for Mr. Milch; 3,191 shares for Mr. Carrión; and 2,501 shares for Mr. Price. Prior to conversion, the shares underlying the RSUs and deferred compensation units may not be voted or transferred. No shares are pledged as security.

[2]	The “Total Stock-based Holdings” column includes, in addition to shares listed in the “Stock” column, stock-based units under deferred compensation plans and stock-based long-term incentive awards, which may not be voted or transferred.

Section 16(a) Beneficial Ownership Reporting Compliance

SEC rules require that we disclose any late filings of stock transaction reports by our executive officers and Directors. Based solely on a review of the reports that we filed on behalf of these individuals or that were otherwise provided to us, our executive officers and Directors met all Section 16(a) filing requirements during calendar year 2013.

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Appendix A

CORPORATE GOVERNANCE GUIDELINES

The Board has adopted these Guidelines and the Committee Charters to provide a framework for the functioning of the Board. The Board will periodically review these materials and practices in light of ongoing developments and the Corporation’s needs to determine whether any changes are required.

Role of the Board

The business of the Corporation is conducted by management, under the direction of the Board of Directors. The Board, and each committee of the Board, has complete access to management. In addition, the Board and each committee have access to independent advisors as each deems necessary or appropriate.

Strategic Planning and Management Development.    At least once a year, the Board conducts a strategic planning session with management. The Board reviews succession planning and management development at least annually. The process includes consideration of organizational needs, competitive challenges, the potential of key managers, planning for future development and emergency situations.

Executive Sessions.    The independent Directors of the Board meet at least twice each year in executive session. The non-employee Directors of the Board meet at least three times each year in executive session. Any Director has the right to call a meeting or executive session of the independent Directors or of the non-employee Directors.

In at least one executive session, the Board assesses the process and effectiveness of the Board (including opportunities for continuing education and orientation of new Directors) and considers any other matters that the Directors request. In an executive session of independent Directors, the Board receives the Human Resources Committee’s report on the CEO’s performance and compensation.

Presiding Director.    At or prior to the Annual Meeting of Shareholders, the independent members of the Board of Directors shall elect an independent Director to serve as Presiding Director until the next Annual Meeting, or until his or her successor is elected and qualified. The Presiding Director shall act as liaison with the Chairman, in consultation with the other Directors. In addition, all Directors shall have direct and complete access to the Chairman at any time as they deem necessary or appropriate. The Presiding Director shall chair all executive sessions of the Board and all other meetings of the Board at which the Chairman is not present. The Presiding Director may, in his or her discretion, call a meeting of the Board or an executive session of the Board, and shall call an executive session at the request of any other Director.

The Presiding Director, in consultation with the Chairman, shall review and approve the schedule of meetings of the Board, the proposed agendas and the materials to be sent to the Board. Directors shall have the opportunity to provide suggestions for the meeting schedule, agenda items and materials to the Chairman or the Presiding Director.

Any shareholder or interested party may communicate directly with the Presiding Director:

Verizon Communications Inc.

Presiding Director

Board of Directors

140 West Street, 29th Floor

New York, New York 10007

Committees.    There are three (3) standing committees of the Board: Audit; Corporate Governance and Policy; and Human Resources. The members of the Audit, Corporate Governance and Policy and Human Resources committees will be independent as required by law or regulation. The Board may change the number of committees from time to time.

The responsibilities of each committee are set forth in its charter, which is approved by the Board and posted on the Corporation’s website. Each committee Chair approves the agenda and materials for each meeting and reports its actions and discussions to the Board as soon as practicable. At least annually, each committee conducts an assessment of its charter and its processes and effectiveness.

Membership.    The Corporate Governance and Policy Committee annually reviews and recommends the members and Chair of each committee for approval by the Board. The Committee periodically considers rotating Chairs and members of the committees.

Meetings.    Directors are expected to attend all meetings of the Board and each committee on which they serve. Directors are provided with a copy of the proposed agenda sufficiently in advance of each scheduled meeting in order to have the opportunity to comment on or make changes to the agenda. Directors standing for election are expected to attend the Annual Meeting of Shareholders.

Board Composition and Director Qualifications

The Board will periodically assess the needs of the Corporation to determine the appropriate size of the Board. At all times, a substantial majority of the Board will be independent and not more than two Directors will be current or former employees of Verizon.

Qualifications.    A candidate must:

¿	Be ethical;

¿	Have proven judgment and competence;

¿	Have professional skills and experience in dealing with a large, complex organization or in dealing with complex problems that are complementary to the background and experience represented on the Board and that meet the needs of the Corporation;

¿	Have demonstrated the ability to act independently and be willing to represent the interests of all shareholders and not just those of a particular philosophy or constituency; and

¿	Be willing and able to devote sufficient time to fulfill his or her responsibilities to Verizon and its shareholders.

In assessing the appropriate composition of the Board, the Corporate Governance and Policy Committee also considers other factors that are relevant to the current needs of the Corporation, including those that promote diversity.

Identification and Consideration of Candidates.    The Corporate Governance and Policy Committee considers candidates proposed by members of the Committee, other Directors, management and shareholders. The Committee considers candidates for re-election, provided that the candidate has consented to stand for re-election and tendered an irrevocable resignation to the Chairman of the Committee prior to nomination each year. All candidates are evaluated in the same manner. After the Committee has completed its evaluation, it presents its recommendation to the full Board for its consideration and approval. In presenting its recommendation, the Committee also reports on other candidates who were considered but not selected.

Verizon will conduct an orientation program for each new Director that includes, among other things, a review of the Corporation’s business, financial condition, strategy, ethical obligations, key issues and other relevant topics.

Independence.    A Director is considered independent if the Board finds that the Director is independent under the corporate governance listing standards of the New York Stock Exchange and the Nasdaq Stock Market. In addition, in evaluating independence, the Board will not consider a Director independent if:

1.	Within the past three years, the Director or a Member of the Director’s Immediate Family has:

¿	Been an employee of Verizon or a Verizon subsidiary (“Verizon”);

¿	Received during any 12-month period more than $100,000 in direct compensation from Verizon (other than Director’s compensation and other than pension or other deferred compensation for prior service with Verizon);

¿	Been an executive officer of a company where at the same time a Verizon executive officer or executive in compensation Band 1 (each a “Verizon Senior Executive”) served on the company’s compensation committee;

2.	The Director is retained under a personal or professional services contract by Verizon;

3.	The Director is an employee, or a Member of the Director’s Immediate Family is an executive officer, of a company that has made payments to, or received payments from, Verizon in an amount that, in any of the past three years, exceeded the greater of $1 million or one percent of that company’s consolidated gross revenues;

4.	The Director is an executive officer of a lender to Verizon and Verizon’s outstanding indebtedness to the lender in any of the past three years exceeded one percent of the lender’s outstanding loans at the end of the lender’s fiscal year;

5.	The Director is an executive officer of a non-profit entity that has received contributions from Verizon or its Foundation that, in any of the past three years, exceeded one percent of that entity’s consolidated gross revenues (excluding matching gift contributions by Verizon’s Foundation); or

6.	The Director has any other relationship that the Board determines is inconsistent with applicable laws and regulations on directors’ independence or that is likely to impair the Director’s ability to act independently.

For purposes of these Guidelines except as otherwise noted, a Member of a Director’s Immediate Family includes his or her spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares the Director’s home.

An executive officer of a company on whose board a Verizon Senior Executive serves is not eligible for nomination as a new Director of the Corporation.

Related Person Transaction Policy

Definitions.    For purposes of this Policy,

“Related Person” means:

1.	any person who has served as a Director or a Verizon executive officer (“Officer”) at any time during the Corporation’s last fiscal year;

2.	any person whose nomination to become a Director has been presented in a proxy statement relating to the election of Directors since the beginning of the Corporation’s last fiscal year;

3.	any person who was at any time during the Corporation’s last fiscal year an “Immediate Family Member” of any of the persons listed above. Immediate Family Member means spouse, child, stepchild, parent, stepparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Director, Officer or nominee, and any person (other than a tenant or employee) sharing the household of such Director, Officer or nominee; or

4.	any person or any Immediate Family Member of such person who is known to the Corporation to be the beneficial owner of more than 5 percent of the Corporation’s stock at the time of the Transaction (as defined below).

“Related Person’s Firm” means any firm, corporation or other entity in which a Related Person is an executive officer or general partner or in which all Related Persons together have a 10 percent or more ownership interest.

“Transaction” means any transaction, arrangement or relationship with Verizon since the beginning of the Corporation’s last fiscal year in an amount greater than $120,000 that involves or will involve a Related Person or a Related Person’s Firm. It does not include:

(a)	compensation to a Director or Officer which is or will be disclosed in the Corporation’s proxy statement;

(b)	compensation to an Officer who is not an Immediate Family Member of a Director or of another Officer and which has been approved by the Human Resources Committee or the Board;
(c)	a transaction in which the rates or charges involved are determined by competitive bids, or which involves common, contract carrier or public utility services at rates or charges fixed in conformity with law or governmental authority;
(d)	a transaction that involves services as a bank depositary of funds, transfer agent, registrar, indenture trustee, or similar services; or
(e)	a transaction in which the Related Person’s interest arises solely from the ownership of Verizon stock and all shareholders receive the same benefit on a pro rata basis.

“Related Person Transaction” means a Transaction in which a Related Person is determined to have, had, or will have a direct or indirect material interest.

Policy Statement.    The Board of Directors recognizes that Related Person Transactions can present potential conflicts of interest (or the perception thereof) and therefore has adopted this policy which shall be followed in connection with all Related Person Transactions involving the Company.

Process.    Annually, each Director and Officer shall submit to Verizon the name and employment affiliation of his or her Immediate Family Members and the name of any Related Person’s Firm with which any of them are affiliated. Directors and Officers shall notify Verizon promptly of any changes to this information. Each Director and Officer shall also identify any Transaction that they, their Immediate Family Members or their Related Person Firms are or will be involved in. On an ongoing basis, Directors and Officers shall promptly advise the Committee of any changes to such Immediate Family Members, Transactions or Related Person Firms.

Management shall submit Transactions and appropriate supplemental information to the Corporate Governance and Policy Committee for its review.

The Corporate Governance and Policy Committee shall review Transactions in order to determine whether a Transaction is a Related Person Transaction. The Committee shall take such action with respect to the Related Person Transaction as it deems necessary and appropriate under the circumstances, including approval, disapproval, ratification, cancellation, or a recommendation to management. Only disinterested members of the Committee shall participate in those determinations. In the event it is not practical to convene a meeting of the Corporate Governance and Policy Committee, the Chair of that Committee shall have the right to make such determination and shall promptly report his or her determination in writing to the other members of the Committee.

The Committee shall report its action with respect to any Related Person Transaction to the Board of Directors.

Change in Status or Retirement

If a Director retires or changes his or her employment status or principal responsibility, the Director will tender a resignation to Verizon. The Corporate Governance and Policy Committee will recommend to the Board whether the resignation should be accepted.

Service on Other Boards

A Director who serves as an executive officer of a public company should not serve on more than three public company boards, including that of his or her own company, and other Directors should not serve on more than six public company boards. In order not to disrupt existing affiliations with other boards, a Director may maintain current positions, even if the number of those positions exceed these limits, unless the Board determines that permitting the position to continue will impair the Director’s ability to serve on the Verizon Board. Directors are expected to advise the Corporate Governance and Policy Committee of any changes in their membership on other boards.

Retirement

A Director will retire from the Board the day before the Annual Meeting of Shareholders next following his or her 72nd birthday.

Compensation

The Human Resources Committee periodically reviews and determines Director compensation and benefits. The Committee determines compensation based on a review of comparable companies, alignment with the interests of shareholders and the advice of independent advisors.

Stock Ownership

Within three years of joining the Board, each Director shall acquire, and continue to hold during his or her tenure on the Board, Verizon stock with a value equivalent to three times the cash component of the annual Board retainer. Shares held by the Director under any deferral plan are included in determining the number of shares held.

Business Conduct and Ethics

Directors are expected to act in compliance with these Guidelines, applicable laws and regulations, and the spirit of the Verizon Code of Business Conduct for employees. Employee Directors are also governed by Verizon’s Code of Business Conduct.

Conflicts of Interest.    A Director should avoid situations that result or appear to result in a conflict of interest with Verizon. A Director may be considered to have a conflict of interest if the Director’s interest interferes or appears to interfere in any material way with the interests of Verizon, including if:

¿	The Director, any Member of the Director’s Immediate Family, or any company with which any of them is associated as an officer, director, five percent or more owner, partner, employee or consultant (i) is a five percent or more owner of, or (ii) has any management interest in, any company that is in the same business as Verizon (“potential competitive interest”); or

¿	The Director offers gifts or other benefits to or solicits or receives gifts or other benefits from another entity as a result of his or her position with Verizon; or

¿	The Director has any other relationship that the Corporate Governance and Policy Committee believes is likely to result in a conflict of interest with Verizon.

A non-employee Director is expected to advise Verizon prior to acquiring or continuing any interest or entering into any transaction or relationship that may present a potential competitive interest. The Corporate Governance and Policy Committee, in consultation with the CEO and Chairman, will review and advise the Board as soon as practicable whether a conflict would be presented.

Corporate Opportunities.    A Director should not take advantage of an opportunity to engage in a business activity that properly belongs to Verizon, including any activity that is discovered as a result of the use of Verizon information or property or in connection with his or her service as a Director. A Director should not use Verizon information, property or his or her position with Verizon for personal gain.

Securities Transactions.    A Director should not trade, or enable any other person to trade, in Verizon’s securities or the securities of another company while aware of material non-public information.

Confidentiality.    Directors should maintain the confidentiality of information about Verizon and other entities which Verizon entrusts to them, except where the disclosure is authorized or required by law.

Fair Dealing.    Directors should act fairly in any dealings with the Corporation’s stakeholders, including customers, suppliers, competitors, employees and shareholders.

Waiver.    No waiver of any provision of the business conduct and ethics requirements for a Director, or of any provision of the Verizon Code of Business Conduct for a Verizon Senior Executive, may be granted without the approval of the Board of Directors. The Board is strongly predisposed against any such waivers. However, in order to approve any such waiver, the Board must affirmatively find that the waiver does not violate any applicable law or regulation and that the waiver is in the best interests of the Corporation. In the event the Board approves a waiver, it will ensure that the waiver and the Board’s rationale for granting the waiver are promptly disclosed, consistent with applicable legal and stock exchange requirements.

Verizon Senior Executives Serving on Outside Boards

A Verizon Senior Executive must obtain approval from the Corporate Governance and Policy Committee in advance of accepting any new membership on the Board of a public company. Verizon Senior Executives may not serve on the Board of more than two public companies other than Verizon.

A Verizon Senior Executive will not accept a new directorship with a company if the CEO or other executive officer of that company is serving as a Director of Verizon.

Shareholder Communications with Directors

If a shareholder wishes to communicate directly with the Board, a Committee of the Board or with an individual Director, he or she should send the communication to:

Verizon Communications Inc.

The Board of Directors [or Committee name or Director’s name, as appropriate]

140 West Street, 29th Floor

New York, New York 10007

Verizon will forward all shareholder correspondence about Verizon to the Board, Committee or individual Director(s).

Policy on Adoption of Shareholder Rights Plans

The Corporation does not currently have a shareholder rights plan, or “poison pill,” and the Board currently has no plans to adopt such a plan. However, if the Board is presented with a set of facts and circumstances which leads it to conclude that adopting a rights plan would be in the best interest of shareholders, it will seek prior shareholder approval unless the independent Directors, exercising their fiduciary duties, determine that such submission would not be in the best interests of shareholders under the circumstances. If any rights plan is adopted without prior shareholder approval, it will be presented to shareholders within one year or expire within one year without being renewed or replaced. Any plan adopted by the Board will also contain a “sunset” provision, providing that shareholders will have the opportunity to ratify or reject the plan every three years following the date of initial shareholder approval.

Shareholder Advisory Vote

Effective with the Corporation’s 2009 Annual Meeting of Shareholders, a management proposal related to executive compensation in the form approved by the Board of Directors will be submitted annually to shareholders for a non-binding vote.

Appendix B

Related Dow Peer Information

The following chart lists the companies included in the Related Dow Peers for 2013 compensation purposes, and their market capitalization as of December 31, 2013, as reported by Bloomberg, and net income attributable to the company, revenue and total employees, as of each company’s most recent fiscal year-end as reported in SEC filings.

Company	Market Capitalization ($ Millions)	Net Income Attributable to the Company ($ Millions)	Revenue ($ Millions)	Total Employees
3M	93,300
Alcoa	11,385
American Express	97,196
AT&T	185,645
Bank of America	166,072
Boeing	102,566
Caterpillar	57,787
CenturyLink	18,826
Chevron	240,224
Cisco Systems	119,925
Coca-Cola	182,422
Comcast	134,921
Du Pont (E.I.)	60,169
Exxon Mobil	442,094
General Electric	283,590
Hewlett-Packard	53,408
Home Depot	115,953
IBM	203,674
Intel	129,022
Johnson & Johnson	258,416
JPMorgan Chase	219,837
McDonald’s	96,548
Merck	146,243
Microsoft	312,298
Pfizer	198,515
Procter & Gamble	221,291
Sprint Nextel	42,271
Time Warner Cable	38,196
Travelers	32,963
UnitedHealth	75,809
United Technologies	104,421
Wal-Mart	254,623
Walt Disney	134,256
Verizon	140,626
Verizon’s Ranking	15
Verizon’s Percentile Ranking	58%

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Appendix C

Verizon Communications Inc. Reconciliation of Non-GAAP Measures

Adjusted Net Income Reconciliation

(dollars in billions)
Year Ended December 31,	2013
Reported Net Income Attributable to Verizon	$11.5
Severance, Pension and Benefit Credits	(3.9)
Gain on Spectrum License Transaction[1]	-
Wireless Transaction Costs	0.6

Adjusted Net Income Attributable to Verizon	$8.2

1The after-tax Gain on Spectrum License Transaction amounted to $47.8 million.

Adjusted EPS Reconciliation

Year Ended December 31,	2013
Reported EPS	$4.00
Severance, Pension and Benefit Credits	(1.35)
Gain on Spectrum License Transaction	(0.02)
Wireless Transaction Costs	0.20

Adjusted EPS	$2.84

Note: EPS may not add due to rounding.

Free Cash Flow Reconciliation

(dollars in billions)
Year Ended December 31,	2013
Net Cash Provided by Operating Activities	$38.8
Less: Capital Expenditures (including capitalized software)	16.6

Free Cash Flow	$22.2

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